As filed with the Securities and Exchange Commission on February 11, 2005

SCHEDULE 13E-4F

Tender Offer Statement Pursuant to Section 13(e)(1) of the
Securities Exchange Act of 1934 and Rule 13e-4 Thereunder

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Issuer Tender Offer Statement Pursuant to Section 13(e)(1)
of the Securities Exchange Act of 1934

DataMirror Corporation

(Exact Name of Issuer as Specified in Its Charter)

Ontario

(Jurisdiction of Issuer’s Incorporation or Organization)

DataMirror Corporation

(Name(s) of Person(s) Filing Statement)

Common Shares

(Title of Class of Securities)

237926 10 0

(CUSIP Number of Class of Securities (if applicable))

DataMirror, Inc.
1600 Golf Road, Suite 1200
Rolling Meadows, IL 60008
(847) 981-5066

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

February 11, 2005

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
US $15,986,000 (1)	US $1,881.56 (1)

(1)	The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on a maximum aggregate purchase price of Cdn$20 million and based on an exchange rate of Cdn $1.00 to US $0.7993, the inverse of the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on February 9, 2005.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Registration No.:
Filing Party:
Form/Schedule:	Date Filed:

PART I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
SUMMARY
OFFER TO PURCHASE
1.The Offer
2.Purchase Price
3.Number of Shares and Proration
4.Procedure for Depositing Shares
5.Withdrawal Rights
6.Certain Conditions Of The Offer
7.Extension And Variation Of The Offer
8.Taking Up and Payment for Deposited Shares
9.Payment in the Event of Mail Service Interruption
10.Liens and Dividends
11.Notice
12.Other Terms
CIRCULAR
1.DataMirror Corporation
2.Authorized Capital
3.Purpose and Effect of the Offer
4.Financial Statements
6.Dividend Policy
7.Previous Distributions and Purchases of Securities
8.Interest of Directors and Officers and Transactions and Arrangements Concerning Shares
9.Commitments to Acquire Shares
10.Benefits from the Offer
11.Material Changes in the Affairs of the Company
12.Intention to Purchase Shares
13.Prior Valuations
14.Income Tax Considerations
15.Legal Matters and Regulatory Approvals
16.Source of Funds
17.Dealer Managers
18.Depositary
19.Fees and Expenses
20.Statutory Rights
APPROVAL AND CERTIFICATE
CONSENT OF RAYMOND JAMES LTD.
CONSENT OF BLAKE, CASSELS & GRAYDON LLP
Schedule A -- Liquidity Opinion of Raymond James Ltd.
PART II INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX
EX-2.13

PART I

INFORMATION REQUIRED TO BE
SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

Document 1: Offer to Purchase and Circular dated February 11, 2005
Document 2: Letter of Transmittal
Document 3: Notice of Guaranteed Delivery

Item 2.	Informational Legends
See the cover of the Tender Offer Circular.

Document 1

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, lawyer, accountant or other professional advisor.

OFFER TO PURCHASE FOR CASH
up to 2,000,000 of its Common Shares at a Purchase Price of
Not Less Than $8.50 and Not More Than $10.00 per Common Share
       DataMirror Corporation (“DataMirror” or the “Company”) invites its shareholders (the “Shareholders”) to deposit, for purchase and cancellation by the Company, common shares of DataMirror (the “Shares”) pursuant to (i) auction tenders (“Auction Tenders”) at prices specified by the depositing Shareholders of not less than $8.50 per Share or more than $10.00 per Share, or (ii) purchase price tenders (“Purchase Price Tenders”) in which depositing Shareholders do not specify a price per Share, but rather agree to have such Shareholder’s Shares purchased at the Purchase Price (as defined below) that is determined as provided herein. The offer and all deposits of Shares are subject to the terms and conditions set forth in this Offer to Purchase, the accompanying Issuer Bid Circular (the “Circular”) and the related Letter of Transmittal (which together constitute the “Offer”).
      This Offer expires at 5:00 p.m. (Toronto time) on March 21, 2005 or at such later time and date to which the Offer may be extended by DataMirror (such time on such date, the “Expiration Date”). DataMirror reserves the right to withdraw the Offer and not take up and pay for any Shares deposited under the Offer unless certain conditions are satisfied. See Section 6 of the Offer to Purchase — “Certain Conditions of the Offer”.
      The Company will determine a single price per Share (the “Purchase Price”), which will not be less than $8.50 per Share or more than $10.00 per Share, that is the lowest price that enables it to purchase 2,000,000 Shares (or such lesser number of Shares) properly deposited pursuant to the Offer (as defined below) by Purchase Price Tender or by Auction Tender. For the purpose of determining the Purchase Price, Shares deposited pursuant to a Purchase Price Tender will be considered to have been deposited at $8.50 per Share. Shares deposited by a Shareholder pursuant to an Auction Tender will not be purchased by the Company pursuant to the Offer if the price specified by the Shareholder in connection with such Auction Tender is greater than the Purchase Price. A Shareholder who wishes to deposit Shares, but who does not wish to specify a price at which such Shares may be purchased by the Company, should make a Purchase Price Tender. Shareholders who deposit Shares without making a valid Auction Tender or Purchase Price Tender will be deemed to have made a Purchase Price Tender.
      Each Shareholder who has properly deposited Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender, and who has not withdrawn such Shares, will receive the Purchase Price, payable in cash (subject to applicable withholding taxes, if any), for all Shares purchased, on the terms and subject to the conditions of the Offer, including the provisions relating to proration described herein. DataMirror will first accept for purchase Shares properly deposited by any Shareholder who beneficially holds, as of the Expiration Date (as defined below), an Odd Lot and who deposits all such Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender and who checks, in either case, Box D — “Odd Lots” in the accompanying Letter of Transmittal or Agent’s Message (as defined herein) in lieu thereof and, if applicable, the Notice of Guaranteed Delivery.
      This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, and deposits will not be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of that jurisdiction.
(continued on the following page)
The Dealer Managers for the Offer are:

In Canada	In the United States
CIBC World Markets Inc.	CIBC World Markets Corp.
February 11, 2005

(continued from cover)
     If the number of Shares properly deposited pursuant to the Offer (as defined below) by Purchase Price Tender or by Auction Tender at a price not greater than the Purchase Price (the “Successfully Deposited Shares”) by Shareholders (the “Successful Shareholders”) exceeds 2,000,000 Shares, then the Successfully Deposited Shares will be purchased on a pro rata basis according to the number of Shares deposited (or deemed to be deposited) by the depositing Shareholders (with adjustments to avoid the purchase of fractional Shares), except that deposits of successfully Deposited Shares by Successful Shareholders who own less than 100 Shares, or “Odd Lots”, will not be subject to proration, and except that proration will be adjusted without further action by the Shareholders in order to avoid the creation of Odd Lots as a result of such proration by increasing the number of Successfully Deposited Shares to be purchased by DataMirror from each Successful Shareholder such that Shares returned to Shareholders as a result of proration will only be returned in whole multiples of 100 Shares or if proration would result in the return of less than 100 Shares, DataMirror will purchase all such Shares. Multiple tenders of Successfully Deposited Shares by the same Successful Shareholder will be aggregated for this purpose. See Section 3 of the Offer to Purchase — “Number of Shares and Proration”.
      DataMirror will return all Shares not purchased under the Offer, including Shares deposited pursuant to an Auction Tender at prices greater than the Purchase Price and Shares not purchased because of proration.
      As of February 10, 2005, there were 10,556,141 Shares issued and outstanding and, accordingly, the Offer is for approximately 18.9% of the total number of issued and outstanding Shares.
      The Company’s Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “DMC” and on the NASDAQ National Market (“NASDAQ”) under the symbol “DMCX”. On February 4, 2005, the closing price per Share was $8.55 and US$6.90 on the TSX and NASDAQ, respectively.
      Neither DataMirror nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares under the Offer. Shareholders must make their own decisions as to whether to deposit Shares under the Offer. Shareholders should carefully consider the income tax consequences of depositing Shares pursuant to the Offer. See Section 14 of the Circular — “Income Tax Considerations”.
      Shareholders wishing to deposit all or any portion of their Shares pursuant to the Offer must comply in all respects with the delivery procedures described herein. See Section 3 of the Offer to Purchase, “Number of Shares and Proration”.
INFORMATION FOR UNITED STATES SHAREHOLDERS ONLY
      This Offer is made by DataMirror, a Canadian issuer, for its own securities, and while the Offer is subject to the disclosure requirements of the province of Ontario and the other provinces of Canada, U.S. Shareholders should be aware that these disclosure requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
      The enforcement by investors of civil liabilities under U.S. federal securities laws may be adversely affected by the fact that the Company is incorporated under the provincial laws of Ontario and that in most cases its directors and officers are residents of countries other than the United States. Enforcement of civil liabilities under U.S. securities laws may further be adversely affected by the fact that some or all of the experts named in the Offer may be residents of Canada.
      U.S. Shareholders should be aware that the acceptance of the Offer will have certain tax consequences under United States and Canadian law. See Section 14 of the Circular — “Income Tax Considerations”.
      DataMirror has filed with the Securities and Exchange Commission (the “SEC”) an Issuer Tender Offer Statement on Schedule 13E-4F with respect to the Offer, pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-4(g) promulgated thereunder. See Section 1 of the Circular — “DataMirror Corporation — Additional Information”.
      All dollar references in the Offer, the Circular and the documents incorporated by reference herein are in Canadian dollars, except where otherwise indicated. See Section 1 of the Circular — “DataMirror Corporation — Financial Statement Presentation and Exchange Rate Data”.

SUMMARY
      This general summary is solely for the convenience of Shareholders and is qualified in its entirety by reference to the full text and more specific details in this Offer.

Expiration Date	This Offer expires at 5:00 p.m. (Toronto time) on March 21, 2005, or at such later time and date to which the Offer may be extended by DataMirror.

Payment Date	DataMirror will take up and pay for Shares as soon as reasonably practicable after the Expiration Date and in any event within 10 days after the Expiration Date.

Currency of Payment	The Purchase Price will be denominated in Canadian dollars and payments of amounts owing to depositing Shareholders will be made in Canadian dollars. On February 10, 2005, the inverse of the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) was $1.00 = US$0.8061. See Section 1 of the Circular — “DataMirror Corporation — Financial Statement Presentation and Exchange Rate Data”.

How to Deposit Shares	A Shareholder wishing to deposit Shares pursuant to the Offer may do so either pursuant to an Auction Tender or a Purchase Price Tender. A Shareholder may deposit some Shares pursuant to an Auction Tender and others pursuant to a Purchase Price Tender.

Auction Tender: Each Shareholder making an Auction Tender must specify the minimum price per Share (not less than $8.50 or more than $10.00 per Share) at which such Shareholder is willing to have such Shares purchased by the Company. Shares deposited by a Shareholder pursuant to an Auction Tender will not be purchased by the Company pursuant to the Offer if the price specified by the Shareholder is greater than the Purchase Price determined by the Company.

Purchase Price Tender: A Shareholder who wishes to deposit Shares but who does not wish to specify a price at which such Shares may be purchased by the Company should make a Purchase Price Tender. Shares deposited pursuant to a Purchase Price Tender and Shares deposited pursuant to Auction Tenders at prices not greater than the Purchase Price will be purchased at the Purchase Price if any Shares are purchased under the Offer (subject to the preferential acceptance of Odd Lots and the proration provisions described below).

Purchase Price	The Company will determine a single price per Share (the “Purchase Price”), which will not be less than $8.50 per Share or more than $10.00 per Share, that is the lowest price that enables it to purchase 2,000,000 Shares (or such lesser number of Shares) properly deposited pursuant to the Offer (as defined below) by Purchase Price Tender or by Auction Tender. The determination of the Purchase Price will be made taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, the prices specified by Shareholders making Auction Tenders, and the price at which Shares deposited pursuant to Purchase Price Tenders are considered to be deposited. For the purpose of determining the Purchase Price, Shares deposited pursuant to a Purchase Price Tender will be considered to have been deposited at $8.50 per Share.

All Shares purchased by the Company, including Shares deposited at or below the Purchase Price pursuant to Auction Tenders and Shares deposited pursuant to Purchase Price Tenders, will be purchased at the Purchase Price.

The Company will return all Shares not purchased under the Offer, including Shares deposited pursuant to an Auction Tender at prices greater than the Purchase Price, Shares not purchased as a result of proration, and Shares not accepted for purchase.

Number of Shares to be Purchased	The Company will purchase up to 2,000,000 Shares. Since the Purchase Price will only be determined after the Expiration Date, the number of Shares that will be purchased will not be known until after the Expiration Date.

Proration	If the number of Shares properly deposited pursuant to the Offer (as defined below) by the Expiration Date by Purchase Price Tender or by Auction Tender at a price not greater than the Purchase Price (the “Successfully Deposited Shares”) and not withdrawn by the Shareholders (the “Successful Shareholders”) would exceed 2,000,000 Shares, then the Successfully Deposited Shares will be purchased on a pro rata basis according to the number of Shares deposited (or deemed to be deposited) by the depositing Successful Shareholders (with adjustments to avoid the purchase of fractional Shares), except that deposits of Successfully Deposited Shares by Successful Shareholders who own less than 100 Shares, or “Odd Lots”, will not be subject to proration (as discussed in this summary below under the heading “Odd Lots”), and except that proration will be adjusted without further action by the Successful Shareholder in order to avoid the creation of Odd Lots as a result of proration by increasing the number of Shares to be purchased by DataMirror from each Successful Shareholder such that Shares returned to Shareholders as a result of proration will only be returned in whole multiples of 100 Shares or if proration would result in the return of less than 100 Shares, DataMirror will purchase all such Shares. Multiple tenders of Successfully Deposited Shares by the same Successful Shareholder will be aggregated for this purpose. These exceptions to the proration process prevent Successful Shareholders who would otherwise be left holding an “Odd Lot” from incurring brokerage commissions or the odd-lot discounts applicable if they were to sell their Shares in a transaction on the TSX or NASDAQ. See Section 3 of the Offer to Purchase — “Number of Shares and Proration”. The foregoing is subject to regulatory approval.

Odd Lots	DataMirror will accept for purchase, without proration but otherwise subject to the terms and conditions of the Offer, all Shares deposited by any Shareholder owning beneficially less than 100 Shares as of the Expiration Date who, prior to the Expiration Date, deposits all such Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender and, in either case, who checks Box D — “Odd Lots” in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery. See Section 3 of the Offer to Purchase — “Number of Shares and Proration”.

Delivery Procedures	Each Shareholder wishing to deposit Shares pursuant to the Offer must either (a) complete and sign a Letter of Transmittal (in accordance with the instructions in such Letter of Transmittal) and deliver, together with all other required documents, to CIBC Mellon Trust Company, as depositary (the “Depositary”), along with the share certificate(s) for the Shares being deposited pursuant to the Offer or (b) tender through the Depository Trust Company (“DTC”) pursuant to DTC’s Automated Tender Offer Program (“ATOP”). A Shareholder who is not able to deliver the certificate(s) for the Shares being deposited pursuant to the Offer or who does not tender through ATOP must follow the guaranteed delivery procedure described in Section 4 of the Offer to Purchase — “Procedure for Depositing Shares”. A Shareholder who wishes to deposit Shares under the Offer and whose certificate is registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares under the Offer.

Brokerage Commissions	Shareholders depositing Shares will not be obligated to pay brokerage fees or commissions to the Company, CIBC World Markets Inc. or CIBC World Markets Corp. (the “Dealer Managers”) or the Depositary. However, Shareholders are cautioned to consult with their own brokers or other intermediaries to determine whether any fees or commissions are payable to their own brokers or other intermediaries in connection with a deposit of Shares pursuant to the Offer.

Conditions of the Offer	The obligation of the Company to take up and pay for any Shares deposited under the Offer is subject to the conditions described in Section 6 of the Offer to Purchase — “Certain Conditions of the Offer”.

Withdrawal Rights	Deposited Shares may be withdrawn (i) at any time prior to the Expiration Date, (ii) at any time if the Shares have not been taken up by the Company before actual receipt by the Depositary of a notice of withdrawal in respect of such Shares, or (iii) at any time if the Shares have been taken up but not paid for by the Company within three business days of being taken up. See Section 5 of the Offer to Purchase — “Withdrawal Rights”.

Position of the Company and its Directors	Neither the Company nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares.

Directors & Officers	To the knowledge of management of the Company after reasonable inquiry, no director or officer of the Company or their respective associates, nor any person who beneficially owns or exercises control or direction over more than 10% of any class of equity securities of the Company, nor any associate or affiliate or person acting jointly or in concert with the Company, intends to deposit Shares under the Offer. See Section 12 of the Circular — “Intention to Purchase Shares”.

Tax Considerations	Shareholders should carefully consider the income tax consequences of depositing Shares pursuant to the Offer. See Section 14 of the Circular — “Income Tax Considerations”.

Trading Information	On February 4, 2005, the last full trading day prior to the announcement by DataMirror of the approval of its Board of Directors of the Offer, the closing price of the Shares on the TSX and NASDAQ was $8.55 and US$6.90, respectively. During the past 12 months, the closing prices of the Shares on the TSX and NASDAQ have ranged from a low of $7.75 and US$6.71, respectively, to a high of $20.00 and US$14.40, respectively. See Section 5 of the Circular — “Price Range of Shares”.

Further Information	For further information regarding the Offer, Shareholders may contact the Dealer Managers or the Depositary, or consult their own brokers. The addresses and telephone and facsimile numbers of the Dealer Managers and the Depositary are set forth on the back cover of this Offer.
      NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS OFFER. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

OFFER TO PURCHASE
To the Holders of the Shares of DataMirror Corporation
1.   The Offer
      DataMirror Corporation (“DataMirror” or the “Company”) hereby invites its Shareholders to deposit, for purchase and cancellation by the Company, common shares (the “Shares”) of the Company pursuant to (i) auction tenders (“Auction Tenders”) at prices of not less than $8.50 per Share or more than $10.00 per Share, as specified by such Shareholders, or (ii) purchase price tenders (“Purchase Price Tenders”), in either case on the terms and subject to the conditions set forth in this Offer to Purchase, the accompanying Issuer Bid Circular (the “Circular”) and the related Letter of Transmittal (which together constitute the “Offer”).
      The Offer will expire at 5:00 p.m. (Toronto time) on March 21, 2005, or at such later time and date to which the Offer may be extended by DataMirror (such time on such date, the “Expiration Date”).
      THE OFFER IS NOT CONDITIONAL UPON ANY MINIMUM NUMBER OF SHARES BEING DEPOSITED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6 OF THIS OFFER TO PURCHASE.
      Each Shareholder who has properly deposited Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender, and who has not withdrawn such Shares, will receive the Purchase Price, payable in cash (subject to applicable withholding taxes, if any), for all Shares purchased, on the terms and subject to the conditions of the Offer, including the provisions relating to proration described herein.
      DataMirror will return all Shares not purchased under the Offer, including Shares deposited pursuant to an Auction Tender at prices greater than the Purchase Price and Shares not purchased because of proration.
      Neither DataMirror nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. Shareholders must make their own decisions as to whether to deposit Shares under the Offer. Shareholders should carefully consider the income tax consequences of depositing Shares pursuant to the Offer. See Section 14 of the Circular — “Income Tax Considerations”.
      The accompanying Circular and Letter of Transmittal contain important information and should be read carefully before making a decision with respect to the Offer.
2.   Purchase Price
      As promptly as practicable following the Expiration Date, DataMirror will, upon the terms and subject to the conditions of the Offer, determine a single price per Share (the “Purchase Price”), which will not be less than $8.50 per Share or more than $10.00 per Share, that is the lowest price that enables it to purchase 2,000,000 Shares (or such lesser number of Shares) properly deposited pursuant to the Offer (as defined below) by Purchase Price Tender or by Auction Tender. For the purpose of determining the Purchase Price, Shares deposited pursuant to a Purchase Price Tender will be considered to have been deposited at $8.50 per Share. Accordingly, a Shareholder properly depositing Shares under the Offer at $8.50 per Share can reasonably expect that the Shares so deposited will be purchased under the Offer at the Purchase Price (if any Shares are purchased under the Offer), subject to proration as described herein.
      As promptly as reasonably practicable thereafter, the Company will publicly announce the Purchase Price for the Shares, and upon the terms and subject to the conditions of the Offer (including the proration provisions described herein), all Shareholders who have properly deposited and not withdrawn their Shares either pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price, net to each Shareholder in cash (but subject to applicable withholding taxes, if any), for all Shares purchased.
      The Purchase Price will be denominated in Canadian dollars and payments of amounts owing to a depositing Shareholder will be made in Canadian dollars. All dollar amounts set forth herein are expressed in Canadian dollars, except where otherwise indicated.
3.   Number of Shares and Proration
      As of February 10, 2005, there were 10,556,141 Shares issued and outstanding and, accordingly, the Offer is for approximately 18.9% of the total number of issued and outstanding Shares.

      If the number of Shares properly deposited by the Expiration Date (and not withdrawn in accordance with Section 5 of the Offer to Purchase — “Withdrawal Rights”) pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders is less than or equal 2,000,000, DataMirror will, upon the terms and subject to the conditions of the Offer, purchase all Shares deposited at the Purchase Price.
      If the number of Shares properly deposited by the Expiration Date (and not withdrawn in accordance with Section 5 of the Offer to Purchase — “Withdrawal Rights”) pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders is greater than 2,000,000, then such Shares will be purchased on a pro rata basis according to the number of Shares deposited (or deemed to be deposited) by the depositing Shareholders (with adjustments to avoid the purchase of fractional shares), except that Odd Lot deposits will not be subject to proration and that proration will be adjusted to avoid the creation of Odd Lots, in each case as set out below.
      For the purposes of the foregoing, an Odd Lot deposit is a deposit by a Successful Shareholder owning in the aggregate less than 100 Shares as of the close of business on the Expiration Date, who deposits all such Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender prior to the Expiration Date and who, in either case, checks Box D — “Odd Lots” in either the Letter of Transmittal or an Agent’s Message (as defined below) in lieu thereof and, if applicable, the Notice of Guaranteed Delivery. As set forth above, such Odd Lot deposits will be accepted for purchase before any proration. Odd Lot holders therefore have the opportunity to sell their Shares without incurring brokerage commissions or the odd lot discounts applicable that they would otherwise incur if they were to sell their Shares in a transaction on the TSX or NASDAQ.
      In order to avoid the creation of Odd Lots as a result of proration, the number of Successfully Deposited Shares to be purchased by DataMirror from each Successful Shareholder will be increased without further action by the Successful Shareholder such that Shares returned to the Successful Shareholder as a result of proration will only be returned in whole multiples of 100 Shares or if proration would result in the return of less than 100 Shares, DataMirror will purchase all such Shares from the Successful Shareholder at the Purchase Price. Multiple tenders of Successfully Deposited Shares by the same Successful Shareholder will be aggregated for this purpose. This process will prevent Successful Shareholders who would otherwise be left holding an Odd Lot from incurring significant brokerage commissions relative to the selling price of their Shares or the Odd Lot discounts applicable if they were to sell their Shares in a transaction on the TSX or NASDAQ. The foregoing is subject to regulatory approval.
4.   Procedure for Depositing Shares
      Proper Deposit of Shares. To deposit Shares pursuant to the Offer, (i) the certificates for all deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares with signatures that are guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal must be received by the Depositary at one of the addresses listed in the Letter of Transmittal by the Expiration Date, (ii) the guaranteed delivery procedure described below must be followed or (iii) such Shares must be transferred pursuant to the procedures for book-entry transfer described below (and a confirmation of such tender must be received by the Depositary, including an Agent’s Message if the tendering Shareholder has not delivered a Letter of Transmittal). The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the Letter of Transmittal and that the Company may enforce such Letter of Transmittal against such participant.
      In accordance with Instruction 5 in the Letter of Transmittal or the Agent’s Message in lieu thereof (a) each Shareholder desiring to deposit Shares pursuant to the Offer must indicate, in Box A — “Type of Tender” on such Letter of Transmittal, whether the Shareholder is tendering Shares pursuant to an Auction Tender or a Purchase Price Tender, and (b) each Shareholder desiring to tender Shares pursuant to an Auction Tender must further indicate, in Box B — “Auction Tender Price (in Canadian Dollars) Per Share at Which Shares Are Being Deposited” in such Letter of Transmittal or the Agent’s Message in lieu thereof, the price (in multiples of $0.10 per Share) at which such Shares are being deposited. Both under (a) and (b), only one box may be checked. If a Shareholder desires to deposit Shares in separate lots at either a different price and/or a different type of tender for each lot, such Shareholder must complete a separate Letter of Transmittal or the Agent’s Message in lieu thereof (and, if applicable, a Notice of Guaranteed Delivery) for each lot. The same Shares cannot be deposited (unless previously properly withdrawn as provided in Section 5 of the Offer to Purchase — “Withdrawal Rights”) pursuant to both an Auction Tender and a Purchase Price Tender, or pursuant to an Auction Tender at more than one price.

      In addition, Odd Lot holders who deposit all their Shares must complete Box D — “Odd Lots” in the Letter of Transmittal or the Agent’s Message in lieu thereof and, if applicable, the Notice of Guaranteed Delivery in order to qualify for the preferential treatment available to Odd Lot holders as set forth in Section 3 of the Offer to Purchase — “Number of Shares and Proration”.
      Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of the Shares exactly as the name of the registered holder appears on the Share certificate deposited therewith, and payment is to be made directly to such registered holder, or (ii) Shares are deposited for the account of a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (each such entity, an “Eligible Institution”). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers, or banks and trust companies in the United States. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 in the Letter of Transmittal. If a certificate representing Shares is registered in the name of a person other than the signatory to a Letter of Transmittal, or if payment is to be made, or certificates representing Shares not purchased or deposited are to be issued, to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate with the signature on the certificate or stock power signature guaranteed by an Eligible Institution. An ownership declaration, which can be obtained from the Depositary, must also be completed and delivered to the Depositary.
      A Shareholder who wishes to deposit Shares under the Offer and whose certificate is registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares under the Offer. Participants of The Canadian Depository for Securities Limited in Canada (“CDS”) and DTC should contact such depositary with respect to the deposit of their Shares under the terms of the Offer.
      Book-Entry Transfer Procedures. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC may make book-entry delivery of the Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer.
      Although delivery of the Shares may be effected under the Offer through book-entry transfer into the Depositary’s account at DTC, the Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees, or (in the case of a book-entry transfer) an Agent’s Message in lieu of the Letter of Transmittal and any other required documents, must, in any case, be transmitted to and received by the Depositary at one or more of its addresses set forth on the last page of this Offer to Purchase on or prior to the Expiration Date in connection with the tender of such Shares. Delivery of documents to DTC does not constitute delivery to the Depositary.
      Holders who are tendering by book-entry transfer to the Depositary’s account at DTC may execute their tender through DTC’s ATOP by transmitting their acceptance to DTC in accordance with DTC’s ATOP procedures; DTC will then verify the acceptance, execute a book-entry delivery to the Depositary’s account at DTC and send an Agent’s Message to the Depositary. Delivery of the Agent’s Message by DTC will satisfy the terms of the Offer in lieu of execution and delivery of a Letter of Transmittal by the participant identified in the Agent’s Message. Accordingly, the Letter of Transmittal need not be completed by a Holder tendering through ATOP.
      Method of Delivery. The method of delivery of certificates representing Shares and all other required documents is at the option and risk of the depositing Shareholder. If certificates representing Shares are to be sent by mail, registered mail, properly insured, is recommended and it is suggested that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date. Delivery of a share certificate representing Shares will only be made upon actual receipt of such share certificate representing Shares by the Depositary.
      Guaranteed Delivery. If a Shareholder wishes to deposit Shares pursuant to the Offer and cannot deliver certificates for such Shares or time will not permit all required documents to reach the Depositary by the Expiration Date, such Shares may nevertheless be deposited if all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company through the Depositary is received by the Depositary, at its Toronto office listed in the Notice of Guaranteed Delivery, by the Expiration Date; and

(c)	the share certificates for all deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) of Agent’s Message in lieu thereof relating to such Shares, with signatures that are guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by the Toronto office of the Depositary, before 5:00 p.m. (Toronto time) on or before the third trading day on the TSX after the Expiration Date.
      The Notice of Guaranteed Delivery may be hand delivered, couriered, mailed or transmitted by facsimile transmission to the Toronto office of the Depositary listed in the Notice of Guaranteed Delivery, and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.
      Notwithstanding any other provision hereof, payment for Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares with signatures that are guaranteed if so required and any other documents required by the Letter of Transmittal.
      The tender information specified in a Notice of Guaranteed Delivery by a person completing such Notice of Guaranteed Delivery will, in all circumstances, take precedence over the tender information that is specified in the related Letter of Transmittal that is subsequently deposited.
      Determination of Validity, Rejection and Notice of Defect. All questions as to the number of Shares to be accepted, the price to be paid therefor, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. DataMirror reserves the absolute right to reject any deposits of Shares determined by it not to be in proper form or completed in accordance with the instructions herein and in the Letter of Transmittal or the acceptance for payment of or payment for which may, in the opinion of the Company’s counsel, be unlawful. DataMirror also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the deposit of any particular Shares and DataMirror’s interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No individual deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with deposits must be cured within such time as DataMirror shall determine. None of DataMirror, the Dealer Managers, the Depositary nor any other person is or will be obligated to give notice of defects or irregularities in deposits, nor shall any of them incur any liability for failure to give any such notice. The Company’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding.
      Under no circumstances will interest be paid by the Company by reason of any delay in making payment to any person using the guaranteed delivery procedures, including without limitation any delay arising because the Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Shares is not made, until after the date the payment for the deposited Shares accepted for payment pursuant to the Offer is to be made by the Company.
      Formation of Agreement. The proper deposit of Shares pursuant to any one of the procedures described above will constitute a binding agreement between the depositing Shareholder and the Company, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.
      Prohibition on “Short” Tenders. It is a violation of Section 14(e) of the Exchange Act and Rule 14e-4 promulgated thereunder for a person, directly or indirectly, to deposit the Shares for a person’s own account unless, at the time of the deposit and at the end of the Expiration Date, such person (i) has a net long position equal to or greater than the amount of (x) the Shares deposited or (y) other securities immediately convertible into, exercisable, or exchangeable for the amount of the Shares deposited and upon acceptance of such person’s deposit, will acquire such Shares for deposit by conversion, exercise or exchange of such other securities and (ii) will deliver or cause such Shares to be delivered in accordance with the terms of the Offer. Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the deposit or guarantee of deposit on behalf of another person. The deposit of Shares to DataMirror pursuant to any procedures described herein will constitute a representation by such Shareholder that (i) such Shareholder has a net long position in the Shares being deposited within the meaning of Rule 14e-4 and (ii) the deposit of such Shares complies with Rule 14e-4.

5.   Withdrawal Rights
      Except as otherwise provided in this Section, deposits of Shares pursuant to the Offer will be irrevocable. Shares deposited pursuant to the Offer may be withdrawn by the Shareholder (i) at any time prior to the Expiration Date, (ii) at any time if the Shares have not been taken up by the Company before actual receipt by the Depositary of a notice of withdrawal in respect of such Shares, or (iii) at any time if the Shares have been taken up but not paid for by the Company within three business days of being taken up.
      For a withdrawal to be effective, a notice of withdrawal in writing must be actually received by the applicable date specified above by the Depositary at the place of deposit of the relevant Shares. Any such notice of withdrawal must be signed by or on behalf of the person who signed the Letter of Transmittal in respect of the Shares being withdrawn or, in the case of Shares tendered by a DTC participant through ATOP, be signed by such participant in the same manner as the participant’s name is listed on the applicable Agent’s Message, or be accompanied by evidence sufficient to the Depositary that the person withdrawing the tender has succeeded to the beneficial ownership of the Shares, and must specify the name of the person who deposited the Shares to be withdrawn, the name of the registered holder, if different from that of the person who deposited such Shares, and the number of Shares to be withdrawn. If the certificates for the Shares deposited pursuant to the Offer have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the depositing Shareholder must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 4 of the Offer to Purchase — “Procedure for Depositing Shares”), except in the case of Shares deposited by an Eligible Institution. A withdrawal of Shares deposited pursuant to the Offer may only be accomplished in accordance with the foregoing procedure. The withdrawal shall take effect only upon actual receipt by the Depositary of a properly completed and executed notice of withdrawal in writing.
      A Shareholder who wishes to withdraw Shares under the Offer and whose certificate is registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to withdraw such Shares under the Offer. Participants of CDS and DTC should contact such depository with respect to the withdrawal of Shares under the Offer.
      All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. None of the Company, the Dealer Managers, the Depositary or any other person shall be obligated to give any notice of any defects or irregularities in any notice of withdrawal and none of them shall incur any liability for failure to give any such notice.
      Any Shares properly withdrawn will thereafter be deemed not deposited for purposes of the Offer. However, withdrawn Shares may be redeposited prior to the Expiration Date by again following the procedures described in Section 4 of the Offer to Purchase — “Procedure for Depositing Shares”.
      If the Company extends the period of time during which the Offer is open, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to the Company’s rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of the Company all deposited Shares, and such Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as described in this Section 5.
6.   Certain Conditions Of The Offer
      Notwithstanding any other provision of the Offer, the Company shall not be required to accept for purchase, to purchase or to pay for any Shares deposited, and may terminate or cancel the Offer or may postpone the payment for Shares deposited, if, at any time before the payment for any such Shares, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) which, in the Company’s sole judgment, acting reasonably, in any such case and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for purchase or payment:

(a)	there shall have been threatened, taken or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction (i) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of some or all of the Shares by the

Company or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) that otherwise, in the sole judgment of the Company, acting reasonably, has or may have a material adverse effect on the Shares or the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of the Company and its subsidiaries taken as a whole or has impaired or may materially impair the contemplated benefits of the Offer to the Company;

(b)	there shall have been any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Company or any of its subsidiaries by any court, government or governmental authority or regulatory or administrative agency in any jurisdiction that, in the sole judgment of the Company, acting reasonably, might directly or indirectly result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or would or might prohibit, prevent, restrict or delay consummation of or materially impair the contemplated benefits to the Company of the Offer;

(c)	there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States (whether or not mandatory), (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving Canada or the United States, (iv) any limitation by any government or governmental authority or regulatory or administrative agency or any other event that, in the sole judgment of the Company, acting reasonably, might affect the extension of credit by banks or other lending institutions, (v) any significant decrease in the market price of the Shares since the close of business on February 10, 2005, (vi) any change in the general political, market, economic or financial conditions that has or may have a material adverse effect on the Company’s business, operations or prospects or the trading in, or value of, the Shares, or (vii) any decline in any of the S&P/TSX Composite Index, the Dow Jones Industrial Average or the S&P 500 by an amount in excess of 10%, measured from the close of business on February 10, 2005;

(d)	there shall have occurred any change or changes (or any development involving any prospective change or changes) in the business, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects of the Company or its subsidiaries that, in the sole judgment of the Company, acting reasonably, has, have or may have material adverse significance with respect to the Company and its subsidiaries taken as a whole;

(e)	any take-over bid or tender or exchange offer with respect to some or all of the securities of DataMirror, or any merger, business combination or acquisition proposal, disposition of assets, or other similar transaction with or involving DataMirror or any of its affiliates, other than the Offer, shall have been proposed, announced or made by any individual or entity;

(f)	the Company shall have failed to receive an opinion from CIBC World Markets Inc. in a form acceptable to the Company, or other evidence acceptable to the Company, in its sole judgment, acting reasonably, that (i) the Specified Amount (as defined in Section 12 of this Offer to Purchase) does not exceed the fair market value of a Share as of the Expiration Date or (ii) the Purchase Price does not exceed the fair market value of a Share as of the Expiration Date, in each case determined without reference to the Offer;

(g)	the Company shall have concluded, in its sole judgment, acting reasonably, that necessary exemptions under applicable securities legislation in Canada, including exemptions from the proportional take up and valuation requirements, are not available to the Company for the Offer and, if required under any such legislation, the Company shall not have received the necessary exemptions from or waivers of the appropriate courts or Canadian provincial securities regulatory authorities in respect of the Offer;

(h)	any changes shall have occurred or been proposed to the Income Tax Act (Canada) or to the publicly available administrative policies or assessing practices of the Canada Revenue Agency that, in the sole judgement of the Company, acting reasonably, is detrimental to DataMirror or a Shareholder; or

(i)	DataMirror shall have concluded that the purchase of Shares pursuant to the Offer will constitute a “Rule 13e-3 transaction”, as such term is defined in Rule 13e-3 under the Exchange Act.

      The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in its sole discretion, acting reasonably, regardless of the circumstances (including any action or inaction by the Company) giving rise to any such conditions, or may be waived by the Company, in its sole discretion, in whole or in part at any time. The failure by the Company at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by the Company concerning the events described in this Section 6 shall be final and binding on all parties.
      Any waiver of a condition or the withdrawal of the Offer by the Company shall be deemed to be effective on the date on which notice of such waiver or withdrawal by the Company is delivered or otherwise communicated to the Depositary. DataMirror, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, shall immediately make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the TSX, NASDAQ and the applicable Canadian and U.S. securities regulatory authorities. If the Offer is withdrawn, the Company shall not be obligated to take up, accept for purchase or pay for any Shares deposited under the Offer, and the Depositary will return all certificates for deposited Shares, Letters of Transmittal and Notices of Guaranteed Delivery and any related documents to the parties by whom they were deposited.
7.   Extension And Variation Of The Offer
      Subject to applicable law, the Company expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified in Section 6 of this Offer to Purchase shall have occurred, at any time or from time to time, to extend the period of time during which the Offer is open or to vary the terms and conditions of the Offer by giving written notice, or oral notice to be confirmed in writing, of extension or variation to the Depositary and by causing the Depositary to provide to all Shareholders, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth in Section 11 of this Offer to Purchase — “Notice”. Promptly after giving notice of an extension or variation to the Depositary, the Company will make a public announcement of the extension or variation and provide or cause to be provided notice of such extension or variation to the TSX, NASDAQ and the applicable Canadian and U.S. securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.
      Where the terms of the Offer are varied (other than a variation consisting solely of the waiver of a condition of the Offer or a variation consisting solely of an increase in the consideration offered under the Offer where the Expiration Date is not extended for a period of greater than 10 days), the period during which Shares may be deposited pursuant to the Offer shall not expire before 10 days after the notice of variation has been given to holders of Shares unless otherwise permitted by applicable law. During any such extension or in the event of any variation, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Company in accordance with the terms of the Offer, subject to Section 5 of this Offer to Purchase — “Withdrawal Rights”. An extension of the Expiration Date or a variation of the Offer does not constitute a waiver by the Company of its rights in Section 6 of this Offer to Purchase — “Certain Conditions of the Offer”.
      Notwithstanding the foregoing, the Offer may not be extended by the Company if all the terms and conditions of the Offer have been complied with (except those waived by the Company), unless the Company first takes up and pays for all Shares properly deposited under the Offer and not withdrawn.
      The Company also expressly reserves the right, in its sole discretion (i) to terminate the Offer and not take up and pay for any Shares not theretofore taken up and paid for upon the occurrence of any of the conditions specified in Section 6 of this Offer to Purchase — “Certain Conditions of the Offer”, and/or (ii) at any time or from time to time to amend the Offer in any respect, including increasing or decreasing the aggregate value of Shares the Company may purchase or the range of prices it may pay pursuant to the Offer.
      Any such extension, delay, termination or amendment will be followed as promptly as practicable by a public announcement. Without limiting the manner in which the Company may choose to make any public announcement, except as provided by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through its usual news wire service, CCNMatthews.
      If the Company makes a material change in the terms of the Offer or the information concerning the Offer, the Company will extend the time during which the Offer is open to the extent required under applicable Canadian securities legislation.

8.   Taking Up and Payment for Deposited Shares
      Upon the terms and provisions of the Offer (including proration) and subject to and in accordance with applicable securities laws, the Company will take up and pay for Shares properly deposited under the Offer in accordance with the terms thereof as soon as practicable after the Expiration Date, but in any event not later than 10 days after the Expiration Date, provided that the conditions of the Offer (as the same may be amended) have been satisfied or waived.
      The Company reserves the right, in its sole discretion, to delay taking up or paying for any Shares or to terminate the Offer and not take up or pay for any Shares if any condition specified in Section 6 of this Offer to Purchase is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary. The Company also reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Shares in order to comply, in whole or in part, with any applicable law.
      In the event of proration of Shares deposited pursuant to the Offer, the Company will determine the proration factor and pay for those deposited Shares accepted for payment as soon as practicable after the Expiration Date. However, the Company does not expect to be able to announce the final results of any such proration until approximately three business days after the Expiration Date.
      Certificates for all Shares not purchased, including Shares deposited pursuant to Auction Tenders at prices in excess of the Purchase Price and Shares not purchased due to proration, will be returned (in the case of certificates representing Shares all of which are not purchased), or replaced with new certificates representing the balance of Shares not purchased (in the case of certificates representing Shares of which less than all are purchased), as soon as practicable after the Expiration Date or termination of the Offer without expense to the depositing Shareholder.
      The Company will pay for Shares taken up under the Offer by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Company or the Depositary on the Purchase Price of the Shares purchased by the Company, regardless of any delay in making such payment or otherwise.
      Depositing Shareholders will not be obligated to pay brokerage fees or commissions to the Company, the Dealer Managers or the Depositary. However, Shareholders are cautioned to consult with their own brokers or other intermediaries to determine whether any fees or commissions are payable to their brokers or other intermediaries in connection with a deposit of Shares pursuant to the Offer. DataMirror will pay all fees and expenses of the Dealer Managers and the Depositary in connection with the Offer.
      The Depositary will act as agent of persons who have properly deposited Shares in acceptance of the Offer and have not withdrawn them, for the purposes of receiving payment from the Company and transmitting payment to such persons. Receipt by the Depositary from DataMirror of payment for such Shares will be deemed to constitute receipt of payment by persons depositing Shares.
      The settlement with each Shareholder who has deposited Shares under the Offer will be effected by the Depositary by forwarding a cheque, payable in Canadian funds, representing the cash payment for such Shareholder’s Shares taken up under the Offer. The cheque will be issued in the name of the person signing the Letter of Transmittal or in the name of such other person as specified by the person signing the Letter of Transmittal by properly completing Box E — “Special Payment Instructions” in such Letter of Transmittal. Unless the depositing Shareholder instructs the Depositary to hold the cheque for pick-up by checking Box G — “Hold For Pick-Up” in the Letter of Transmittal, the cheque will be forwarded by first class mail, postage prepaid, to the payee at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the depositing Shareholder as it appears in the registers maintained in respect of the Shares. Cheques mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.
9.   Payment in the Event of Mail Service Interruption
      Notwithstanding the provisions of the Offer, cheques in payment for Shares purchased under the Offer and certificates for any Shares to be returned will not be mailed if the Company determines that delivery by mail may be delayed. Persons entitled to cheques or certificates that are not mailed for this reason may take delivery at the office of the Depositary at which the deposited certificates for the Shares were delivered until the Company has determined that delivery by mail will no longer be delayed. DataMirror will provide notice, in accordance with Section 11 of this Offer to Purchase, of any determination not to mail under this Section as soon as reasonably practicable after such determination is made.

10. Liens and Dividends
      Shares acquired pursuant to the Offer shall be acquired by the Company free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions that may be paid, issued, distributed, made or transferred on or in respect of such Shares to Shareholders of record on or prior to the date upon which the Shares are taken up and paid for under the Offer shall be for the account of such Shareholders. Each Shareholder of record on that date will be entitled to receive that dividend, whether or not such Shareholder deposits Shares pursuant to the Offer.
11. Notice
      Without limiting any other lawful means of giving notice, any notice to be given by the Company or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first-class mail, postage prepaid, to the registered holders of Shares at their respective addresses as shown on the share registers maintained in respect of the Shares and will be deemed to have been received on the first business day following the date of mailing. These provisions apply despite (i) any accidental omission to give notice to any one or more Shareholders, and (ii) an interruption of mail service in Canada or the United States following mailing. In the event of an interruption of mail service following mailing, the Company will use reasonable efforts to disseminate the notice by other means, such as publication. If post offices in Canada or the United States are not open for deposit of mail, or there is reason to believe there is or could be a disruption in all or any part of the postal service, any notice which the Company or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is issued by way of a news release and if it is published once in the National Post or The Globe and Mail, in a French language daily newspaper of general circulation in Montreal, and The Wall Street Journal.
12. Other Terms
      No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Company other than as contained in the Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized by the Company.
      It is a term of the Offer that for the purposes of subsection 191(4) of the Income Tax Act (Canada), the “specified amount” in respect of each Share shall be $8.50 (the “Specified Amount”).
      Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 14 of the Circular — “Income Tax Considerations”.
      The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.
      DataMirror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer and the validity of any withdrawals of Shares. The Offer is not being made to, and deposits of Shares will not be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. DataMirror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Shareholders in any such jurisdiction.
      The accompanying Circular, together with this Offer to Purchase, constitutes the issuer bid circular required under Canadian and U.S. securities legislation applicable to DataMirror with respect to the Offer.

The accompanying Circular contains additional information relating to the Offer.
DATED this 11 day of February, 2005,
at Toronto, Ontario.

DataMirror Corporation

By: (Signed) Peter Cauley
Vice President, Finance and Chief Financial Officer

CIRCULAR
      This Circular is being furnished in connection with the offer by DataMirror to purchase for cash up to 2,000,000 of its Shares at a Purchase Price of not less than $8.50 per Share and not more than $10.00 per Share. Terms defined in the Offer to Purchase and not otherwise defined herein have the same meaning in this Circular. The terms and conditions of the Offer to Purchase, Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Reference is made to the Offer to Purchase for details of its terms and conditions.
1.   DataMirror Corporation
      The Company’s legal and commercial name is DataMirror Corporation. The predecessor corporation to DataMirror Corporation was incorporated in Canada under the Business Corporations Act (Ontario) on November 19, 1993. This predecessor corporation amalgamated under the Business Corporations Act (Ontario) on February 1, 1996 with four other corporations to form DataMirror Corporation as it is currently constituted. The Company’s articles of amalgamation were amended on December 6, 1996 to effect a 1-for-2 share consolidation of the Common Shares and to create a class of preferred shares issuable in series. On December 16, 1996, the Company completed an initial public offering of 2,000,000 Common Shares priced at $5.50 per share and began trading on the TSX. On September 3, 1997 the Company completed a special warrant offering, selling 1,600,000 Special Warrants of the Company priced at $10.35 per Special Warrant. Each Special Warrant entitled the holder thereof upon exercise to purchase one Common Share without any additional payment. All of the Special Warrants were exercised. On April 6, 2000, the Company completed a public offering of 1,305,000 Common Shares priced at $27.00 per share. On January 18, 2001, the Company’s Common Shares began trading on NASDAQ.
      The Company designs, develops and markets software solutions for real-time data integration, resiliency and data monitoring. The Company’s comprehensive family of products allows companies to capture, transform and flow data in real-time across multi-platform computing environments. The Company’s software products provide business data integration, giving its customers the ability to keep corporate data integrated, distributed and available within enterprises and across the Internet. The Company’s resiliency solutions provide disaster recovery and avoidance, and are designed to ensure highly available 24/7 business operations under any circumstance. The Company’s data monitoring solution is designed to allow companies to monitor, track and report on critical information stored in their databases to ensure the security of their data assets at all times. The Company’s products are suited to such business applications as building and replenishing data warehouses, data distribution and workload balancing, e-commerce and the integration of e-business applications with operational and legacy systems, enterprise application integration (“EAI”), monitoring and reporting on the integrity and security of data assets, mobile and remote data capture for ERP systems, high availability and back-up and recovery applications.
      The Company derives its revenue from three main sources: sales of software licences, software maintenance and support agreements, and consulting and implementation services. Sales of software licences have historically been primarily on a direct basis to the Company’s customers in North America, Asia Pacific and much of Europe, while also employing indirect sales channels, such as distributors and remarketers in these territories. In Australia, South and Central America and certain European countries, the Company sells mainly on an indirect basis through distributors or remarketers who may also provide customer support and service to end users. The Company sells single and multiple-year software maintenance and support agreements with the related software licences. These agreements are generally renewed on an annual basis after expiry of their initial term. Revenue from consulting and implementation services is derived primarily on a time-and-materials basis under a services agreement with the customer, which in some cases may be pre-billed with the related software licences.
      Additional Information. DataMirror is subject to the informational reporting requirements of applicable Canadian provincial securities legislation and the Exchange Act, and in accordance therewith files reports and other information with Canadian provincial securities regulators and the SEC. As a “foreign private issuer” under the Exchange Act, DataMirror is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements (which are prepared in accordance with applicable Canadian provincial securities legislation), and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, DataMirror is not required to publish financial statements as frequently or as promptly as U.S. companies.
      Under the Multijurisdictional Disclosure System adopted by Canada and the United States, the Offer is subject to the disclosure requirements of the province of Ontario and the other provinces of Canada rather than those of the United States. U.S. Shareholders should be aware that Canadian disclosure requirements are different from those of the United States. DataMirror has filed with the SEC an Issuer Tender Offer Statement on Schedule 13E-4F with respect to the Offer, pursuant to Section 13(e)(1) of the Exchange Act and Rule 13e-4(g) thereunder. The Offer, which constitutes a part of the Schedule 13E-4F, does not contain all of the information set forth in the Schedule 13E-4F and its exhibits.
      Shareholders may read and copy any document that DataMirror files with, or furnishes to, the SEC (including DataMirror’s Schedule 13E-4F relating to the Offer) at the SEC’s public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders may also obtain copies of the same document from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site (www.sec.gov) that makes available reports and other information that DataMirror files or furnishes electronically with it. Shareholders may access documents filed with Canadian provincial securities regulators through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.
      Incorporation By Reference. The following documents that DataMirror has filed with, or furnished to, the SEC and the Canadian provincial securities regulators are incorporated by reference into this Circular.

•	DataMirror’s Form 20-F/A dated June 1, 2004 for the year ended January 31, 2004;

•	DataMirror’s Management Discussion and Analysis of financial condition and results of operations for the year ended January 31, 2004;

•	DataMirror’s comparative unaudited consolidated financial statements for the three-month period, three- and six-month periods, and three- and nine-month periods ended April 30, 2004, July 31, 2004 and October 31, 2004, respectively;

•	DataMirror’s Management Discussion and Analysis of financial condition and results of operations for the three-month period, three- and six-month periods, and three- and nine-month periods ended April 30, 2004, July 31, 2004 and October 31, 2004, respectively;

•	DataMirror’s News Release Dated November 23, 2004 entitled: “DataMirror Announces Results for Third Quarter of Fiscal 2005”;

•	DataMirror’s Material Change Reports dated May 10, 2004 and May 14, 2004, respectively; and

•	DataMirror’s Management Proxy Circular dated April 30, 2004 regarding DataMirror’s annual meeting of shareholders held on June 10, 2004, excluding the sections “Composition of the Compensation Committee”, “Report on Executive Compensation”, “Performance Graph”, and “Statement of Corporate Governance Practices”.
      All documents filed by DataMirror pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Offer to Purchase and prior to the Expiration Date or termination of the Offer are incorporated by reference into this Circular and form part of this Circular from the date of filing or furnishing of these documents. Any documents that DataMirror furnishes to the SEC on Form 6-K subsequent to the date of the Offer to Purchase and prior to the Expiration Date for the Offer will be incorporated by reference into this Circular only to the extent specifically set forth in the Form 6-K.
      Any statement contained in a document that is incorporated by reference into this Circular will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular, or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this Circular, modifies or supersedes that statement. The modifying or superseding statement does not need to state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.
      Upon request, DataMirror will provide, without charge, to each person who receives the Offer, a copy of any or all of the documents incorporated by reference (other than exhibits to the documents that are not specifically incorporated by reference in the documents). Please direct written or oral requests for copies to the Company at 3100 Steles Avenue East, Suite 1100, Markham, Ontario, Canada L3R 8T3 (Telephone: (905) 415-0310), Attention: Investor Relations. The documents may also be obtained in the manner described above under “— Additional Information”.
      Presentation of Financial Information and Exchange Rate Data. DataMirror’s consolidated financial statements are reported in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). To the extent applicable to DataMirror’s consolidated financial statements, these principles conform in all material respects with generally accepted accounting principles in the United States (“U.S. GAAP”), except as described in note 19 to DataMirror’s audited consolidated financial statements, which are included in its Annual Report on Form 20-F for fiscal 2004.

      All dollar references in the Offer, the Circular and the documents incorporated by reference herein are in Canadian dollars, except where otherwise indicated. References to “$” or “Cdn$” are to Canadian dollars, and references to “US$” are to United States dollars. The following table sets forth, for each period indicated, the low and high exchange rates for Canadian dollars expressed in United States dollars and, in the case of yearly data, the average of such exchange rates on the last day of each month during such period, based on the inverse of the Noon Buying Rate:

	Monthly Data			Yearly Data
						Average
Month	High ($)	Low ($)	Year	High ($)	Low ($)	Rate ($)

Aug. 2004	0.7714	0.7506	2004	0.8492	0.7158	0.7719
Sept. 2004	0.7906	0.7651	2003	0.7738	0.6349	0.7205
Oct. 2004	0.8201	0.7858	2002	0.6619	0.6200	0.6370
Nov. 2004	0.8493	0.8155	2001	0.6697	0.6241	0.6446
Dec. 2004	0.8435	0.8064	2000	0.6969	0.6410	0.6727
Jan. 2004	0.8346	0.8050
      On February 10, 2005, the inverse of the Noon Buying Rate was $1.00 = US$0.8061.
2.   Authorized Capital
      The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series, of which as at February 10, 2005, 10,556,141 common shares were issued and outstanding.
3.   Purpose and Effect of the Offer
      The Board of Directors of DataMirror believes that the Shares have been trading in price ranges that do not fully reflect the value of the Company’s business and future prospects, and that, accordingly, the purchase of Shares under the Offer represents an effective use of DataMirror’s financial resources and is in the best interests of the Company and its Shareholders. In considering whether the Offer would be in the best interests of the Company and its Shareholders, the Board of Directors gave careful consideration to a number of factors, including the following:

(a)	that the recent trading price range of the Shares is not considered to be fully reflective of the value of the Company’s business and future prospects, consequently the repurchase of Shares represents an attractive investment and an appropriate and desirable use of available funds;

(b)	the positive impact that the purchase of 2,000,000 Shares would have on the Company’s earnings and cash flow calculated on a per Share basis;

(c)	the advice of the Company’s financial advisor, CIBC World Markets Inc., in respect of the Offer;

(d)	after giving effect to the Offer, the Company will continue to have sufficient financial resources and working capital to conduct its ongoing business and operations and is not expected to preclude DataMirror from pursuing its foreseeable business opportunities or the future growth of the Company’s business;

(e)	the Offer provides Shareholders with an opportunity to realize on all or a portion of their investment in the Company;

(f)	the deposit of Shares under the Offer is optional, the option is available to all Shareholders, and all Shareholders are free to accept or reject the Offer;

(g)	the Offer provides Shareholders who are considering the sale of all or a portion of their Shares with the opportunity to determine the price at which they are willing to sell their Shares if such Shares are deposited pursuant to an Auction Tender or the opportunity to deposit their Shares without specifying a price if such Shares are deposited pursuant to a Purchase Price Tender and, if any such Shares are purchased pursuant to the Offer, to sell such Shares for cash without the usual transaction costs associated with market sales;

(h)	Shareholders owning fewer than 100 Shares whose Shares are purchased pursuant to the Offer will not only avoid the payment of brokerage commissions but also any odd lot discounts, each of which may be applicable on a sale of their Shares in a transaction on the TSX or NASDAQ;

(i)	the Offer is not conditional on any minimum number of Shares being deposited;

(j)	Shareholders who do not deposit their Shares under the Offer will realize a proportionate increase in their equity interest in the Company to the extent that Shares are purchased by the Company pursuant to the Offer; and

(k)	whether it would be reasonable to conclude that, following the completion of the Offer, there will be a market for beneficial owners of the Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer (see “Liquidity of Market” below).
      On February 4, 2005 the Board of Directors approved the making of the Offer, the pricing of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.
      Subject to certain exceptions, Canadian provincial securities legislation prohibit the Company and its affiliates from acquiring any Shares, other than pursuant to the Offer, until at least 20 business days after the Expiration Date or date of termination of the Offer. Subject to applicable law, DataMirror may in the future purchase additional Shares in the future on the open market, in private transactions, through issuer bids or otherwise. Any such purchases may be on the same terms or on terms that are more or less favourable to Shareholders than the terms of the Offer. Any possible future purchases by the Company will depend on many factors, including the market price of the Shares, the Company’s business and financial position, the results of the Offer and general economic and market conditions.
      Neither DataMirror nor its Board of Directors makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing any or all of such Shareholder’s Shares. No person has been authorized to make any such recommendation. Shareholders are urged to evaluate carefully all information in the Offer, consult their own investment and tax advisors and make their own decisions whether to deposit Shares and, if so, how many Shares to deposit and, in the case of Auction Tenders, at what price or prices. Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 14 of this Circular — “Income Tax Considerations”.
Liquidity of Market
      DataMirror is relying on the “liquid market exemption” specified in Ontario Securities Commission Rule 61-501 (“OSC Rule 61- 501”) and Quebec Regulation Policy Statement Q-27 of the Autorité des Marchés Financiers du Québec (“Policy Q-27”) and discretionary exemptive relief orders in certain other provinces from the requirement to obtain a formal valuation applicable to the Offer. As the public float of the Shares had a market value on the TSX of less than $75 million in January 2005, DataMirror is relying on the branch of the liquid market exemption available if it is reasonable to conclude that, following the completion of the Offer, there will be a market for beneficial owners of Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. Accordingly, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer or, it is anticipated, shall have been waived by such regulatory authorities prior to the Expiration Date.
      DataMirror has received a liquidity opinion of Raymond James Ltd. to the effect that a liquid market for the Shares existed as of February 7, 2005 (being the date on which the Offer was publicly announced) and that it is reasonable to conclude that, following the completion of the Offer, there will be a market for beneficial owners of Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer.
      Based on the liquidity opinion of Raymond James Ltd., the Company determined that it is reasonable to conclude that, following the completion of the Offer, there will be a market for beneficial owners of the Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. The TSX has provided a liquidity opinion to the respective Directors of the Ontario Securities Commission and Autorité des Marchés Financiers du Québec that is similar to the liquidity opinion of Raymond James Ltd. In its liquidity opinion, Raymond James Ltd. has indicated that it is independent of the Company within the meaning of OSC Rule 61-501 and Policy Q-27. A copy of the liquidity opinion of Raymond James Ltd. is attached hereto as Schedule A, and this summary of the opinion is qualified in its entirety by reference thereto.
      Credentials of Raymond James Ltd. and Relationships with Interested Parties. In its liquidity opinion, Raymond James Ltd. has represented that it is the Canadian arm of Raymond James Financial, Inc., which represents the eighth largest network of financial advisors in the United States with approximately 5,000 investment advisors and more than 8,000 total employees; that it provides research, corporate finance advice and services, and engages in trading and investment banking; and that it is registered in all Canadian provinces and has a national client base.
      In its liquidity opinion, Raymond James Ltd. has represented as follows:

(a)	Neither Raymond James Ltd. nor any of its affiliated entities is an insider, issuer insider, associated entity or affiliated entity (as those terms are defined for the purposes of OSC Rule 61-501 and Policy Q-27) of the Company or any of its associates or affiliates. Neither Raymond James Ltd. nor any of its affiliated entities has been engaged to act as an advisor to the Company in respect of the Offer, or in the past 24 months, to act as a lead or co-lead underwriter of a distribution of securities of the Company or any of its associates or affiliates. Raymond James Ltd. is not a manager or co-manager of a soliciting dealer group formed in respect of the Offer (or a member of such a group performing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to other members of the group).

(b)	In the past two years, Raymond James Ltd. has not been engaged to provide a valuation or financial advisory services of the Company or any of its associates or affiliates. The fees paid to Raymond James Ltd. in connection with the mandates outlined above, together with the fees payable to Raymond James Ltd. pursuant to its engagement in connection with the Offer, are not financially material to Raymond James Ltd. Moreover, the compensation of Raymond James Ltd. pursuant to its engagement in connection with the Offer does not depend in whole or in part on an agreement, arrangement or understanding that gives Raymond James Ltd. a financial incentive in respect of the conclusions reached in the Opinion or the outcome of the Offer. No understandings or agreements exist between Raymond James Ltd. and either the Company or any or any of its associates or affiliates with respect to future business.

(c)	Raymond James Ltd. may, in the future, in the ordinary course of its business, perform valuation, financial advisory or investment banking services for the Company or any of its associates or affiliates. Raymond James Ltd. acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had, and may in the future have, positions in the securities of the Company or its associates or affiliates and, from time to time, may have executed, or may execute, transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Raymond James Ltd. conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or its associates or affiliates or the Offer.
      In its liquidity opinion, Raymond James Ltd. has indicated that it is of the view that it is independent of the Company and other interested parties within the meaning of OSC Rule 61-501 and Policy Q-27. Based on Raymond James Ltd.’s representations in its liquidity opinion as to its qualifications and independence, DataMirror has determined that Raymond James Ltd. is independent and qualified to provide the liquidity opinion.
      Additional U.S. Securities Law Considerations. The Shares are registered under Section 12(g) of the Exchange Act and are listed on NASDAQ. DataMirror believes that the purchase of Shares pursuant to the Offer will not result in: (i) the Shares becoming eligible for deregistration under Section 12(g) of the Exchange Act or (ii) the Shares being delisted from NASDAQ.
      The Shares are currently “margin securities” under the rules of the U.S. Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. DataMirror believes that, following the repurchase of Shares pursuant to the Offer, the Shares will continue to be margin securities for the purposes of the U.S. Federal Reserve Board’s margin regulations.
4.   Financial Statements
      The audited annual consolidated financial statements of DataMirror for the year ended January 31, 2004 and the unaudited interim consolidated financial statements of DataMirror for the nine-month period ended October 31, 2004 have previously been mailed to Shareholders. The unaudited financial results of DataMirror for the year and fourth quarter January 31, 2005 are expected to be announced to the public by way of press release on or about March 8, 2005 and a copy of that press release will be available on the SEDAR web site at www.sedar.com, and on the SEC’s website at www.sec.gov. The annual audited consolidated financial statements of DataMirror for the year ended January 31, 2005 will not be released prior to the Expiration Date. Shareholders may obtain copies of available financial statements, without charge, upon request to the Company at 3100 Steeles Avenue East, Suite 1100, Markham, Ontario, Canada L3R 8T3 (Telephone: (905) 415-0310), Attention: Investor Relations.
5.   Price Range of Shares
      Trading of Shares on Principal Markets. The Shares are listed on the TSX and NASDAQ under the symbol “DMC” and “DMCX”, respectively.

      The following table sets forth the high and low closing prices per Share and the volumes of Shares traded on the TSX and NASDAQ, respectively, as compiled from published financial sources for each month from February 2004:

	TSX			NASDAQ

Month	High	Low	Volume	High	Low	Volume

	($)	($)		(US$)	(US$)
February 2004	20.00	16.14	326,300	14.40	12.39	58,100
March 2004	17.85	15.78	383,100	13.27	11.98	73,100
April 2004	16.80	14.20	72,300	12.35	10.46	42,300
May 2004	16.45	9.33	718,300	11.65	7.27	310,500
June 2004	12.20	10.32	272,900	8.73	7.73	51,000
July 2004	12.71	10.90	230,900	9.23	8.10	9,100
August 2004	11.50	9.15	741,300	8.10	6.98	179,100
September 2004	10.63	8.51	2,117,900	8.24	6.75	54,700
October 2004	10.45	8.60	222,000	8.32	7.18	39,100
November 2004	9.74	7.75	212,600	7.86	6.79	17,200
December 2004	8.76	8.00	394,100	7.11	6.71	70,200
January 2005	8.59	8.25	224,900	7.00	6.76	29,000
February 2005 (to February 4)	8.55	8.50	1,600	6.99	6.90	3,200
      On February 4, 2005, the last full trading day prior to the date of the announcement by DataMirror of the approval of its Board of Directors of the Offer, the closing price of the Shares on the TSX and NASDAQ was $8.55 and US$6.90, respectively.
      Shareholders are urged to obtain current market quotations for the Shares.
6.   Dividend Policy
      DataMirror has not paid any cash dividends to date and the Company does not anticipate paying cash dividends in the near term, but intends instead to retain future earnings for reinvestment in the business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors of the Company and will depend upon the Company’s financial condition, results of operations, capital requirements and such other factors as the Board of Directors of the Company deem relevant.
7.   Previous Distributions and Purchases of Securities
      Previous Distribution of Shares. During the five years preceding the Offer, the Company has completed the following distributions of Shares:
      Public Offering. On April 6, 2000, the Company complete a public offering of 1,305,000 Common Shares priced at $27.00 per share for aggregate net proceeds of $33,473,250.
      Shares Issued in Connection with Certain Transactions. In connection with DataMirror’s acquisition on June 8, 2001 of the technology and certain related assets of BDI Systems, Inc. (“BDI”), DataMirror issued 50,000 Shares at a price of $6.14 per Share for aggregate proceeds of $307,000.
      Shares Issued Upon the Exercise of Stock Options. The table below indicates the number of Shares that were issued by the Company during the five fiscal years ended January 31, 2000 to 2004, and from February 1, 2005 up to the date preceding the date of the Offer upon the exercise of stock options.

		Average Exercise	Aggregate Proceeds
Fiscal Year	Number of Shares Issued	Price per Share	Received by Company

		($)	($)
2005 (up to February 10)	89,589	8.99	805,639
2004	221,310	8.04	1,779,293
2003	152,715	5.38	820,958
2002	112,422	5.51	619,138
2001	208,566	5.71	1,190,912
2000	108,100	4.94	534,014
      Shares Issued Under Share Purchase Plans. The table below indicates the number of Shares that were issued by the Company during the five fiscal years ended January 31, 2000 to 2004, and from February 1, 2005 up to the date preceding the date of the Offer under its share purchase plans.

		Average Price	Aggregate Proceeds
Fiscal Year	Number of Shares Issued	per Share	Received by Company

		($)	($)
2005 (up to February 10)	Nil	—	—
2004	Nil	—	—
2003	Nil	—	—
2002	22,215	5.74	127,514
2001	Nil	—	—
2000	Nil	—	—
      Previous Purchases of Shares. On September 17, 2004, DataMirror announced its intention to purchase up to 549,470 Shares, representing approximately 5% of its then outstanding Shares, through the facilities of the TSX over the following 12 months under a normal course issuer bid. As of the date hereof, DataMirror had acquired 438,400 Shares pursuant to the normal course issuer bid at a price range of $8.02 to $10.55 per Share. DataMirror will not purchase Shares pursuant to its normal course issuer bid until at least 20 business days after the Expiration Date or date of termination of the Offer.
      On September 17, 2003, DataMirror announced its intention to purchase up to 565,623 Shares, representing approximately 5% of its then outstanding Shares, through the facilities of the TSX over the following 12 months under a normal course issuer bid. Pursuant to that normal course issuer bid, which was completed on September 20, 2004, DataMirror acquired 565,600 Shares at an average price of $11.87 per Share.
8.   Interest of Directors and Officers and Transactions and Arrangements Concerning Shares
      Interest of Directors and Officers. Except as set forth in the Offer, neither the Company nor, to the Company’s knowledge, any of its officers or directors or any of the officers or directors of its subsidiaries, is a party to any contract, arrangement or understanding, formal or informal, with any securityholder relating, directly or indirectly, to the Offer or with any other person or company with respect to any securities of the Company in relation to the Offer, nor are there any contracts or arrangements made or proposed to be made between the Company and any of its directors or officers and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.
      Except as disclosed herein, neither the Company nor, to the Company’s knowledge, any of its officers or directors has current plans or proposals which relate to, or would result in, any extraordinary corporate transaction involving the Company, such as a merger, a reorganization, the sale or transfer of a material amount of its assets or the assets of any of its subsidiaries (although the Company from time to time may consider various acquisition or divestiture opportunities), any material change in its present Board of Directors or management, any material change in its indebtedness or capitalization, any other material change in its business or corporate structure, any material change in its Articles or By-laws, or any actions similar to any of the foregoing.
      Ownership of the Shares of the Company. To the knowledge of the Company, after reasonable inquiry, the following table indicates, as at January 31, 2005 except as otherwise indicated, the number of securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised, by each director and officer of the Company and their respective associates, each person or company who beneficially owns or exercises control or direction over more than 10% of any class of equity securities of the Company, and each associate or affiliate or person or company acting jointly or in concert with the Company:

			% of		% of
		No. of	Outstanding	No. of Options to	Outstanding
Name	Relationship with Company	Shares	Shares	Acquire Shares	Options

Nigel W. Stokes	President and Chief Executive Officer and Director	1,979,813	18.755%	78,500	9.17%
Peter Cauley	Vice President, Finance and Chief Financial Officer	2,400	0.023%	89,500	10.45%
P. Kirk Dixon	Secretary and Executive Vice President, Business Development and Director	536,724	5.084%	10,000	1.17%
Stewart A. Ritchie	Senior Vice President, Sales, Americas and EMEA	7,100	0.067%	84,000	9.81%
Donald G. Symonds	Vice President, EMEA	19,200	0.182%	26,500	3.09%
E. Herman Wallenburg	Chief Scientist and Director	452,840	4.290%	5,000	0.58%
Mark Deep	Vice President of Marketing	Nil	—	25,000	2.92%
Lucian Mustatea	Vice President of Research and Development	Nil	—	40,000	4.67%
Paul Gilbert	Vice President of Sales, Canada and the United States	Nil	—	30,000	3.50%
Judy Parkes	Vice President of Technical Services	6,500	0.062%	23,000	2.69%
Donald L. Lenz	Director	26,833	0.254%	Nil	—
Bryan E. Plug	Director	20,000	0.189%	20,000	2.34%
Keith Powell	Director	2,985	0.028%	17,015	1.99%
Donald Woodley	Director	6,663	0.063%	20,000	2.34%
      As of February 10, 2005, all directors and senior officers of DataMirror as a group beneficially owned or exercised control or direction over an aggregate of 3,061,058 Shares or approximately 29.0% of the outstanding Shares. To the knowledge of the directors and officers of the Corporation and based on publicly available information, the only shareholders that currently hold greater than 10% of the Shares are: (a) Nigel W. Stokes, Chairman, President and Chief Executive Officer of the Corporation, who holds 1,943,813 Shares, representing approximately 18.4% of the outstanding Shares; (b) AGF Funds Inc. which holds 1,784,950 Shares, representing approximately 16.9% of the outstanding Shares; (c) Stadium Capital Management, LLC which holds 1,370,297 Shares, representing approximately 13.0% of the outstanding Shares; and (d) Natcom Investment Management Inc. which holds 1,907,700 Shares, representing approximately 18.1% of the outstanding Shares.
9.   Commitments to Acquire Shares
      DataMirror has no commitments to purchase Shares, other than pursuant to the Offer. To the knowledge of the Company, after reasonable inquiry, no person or company named under “Interest of Directors and Officers and Transactions and Arrangements Concerning Shares — Ownership of the Shares of the Company” has any commitment to acquire Shares.
10. Benefits from the Offer
      No person or company named under “Interest of Directors and Officers and Transactions and Arrangements Concerning Shares — Ownership of the Shares of the Company” will receive any direct or indirect benefit from accepting or refusing to accept the Offer.
11. Material Changes in the Affairs of the Company
      Except as described or referred to in the Offer, the directors and officers of the Company are not aware of any plans or proposals for material changes in the affairs of the Company, or of any material changes that have occurred since October 31, 2004, the date of the most recent interim consolidated financial statements of the Company.
12. Intention to Purchase Shares
      To the knowledge of management of the Company after reasonable inquiry, no person named in the table under “Interest of Directors and Officers and Transactions and Arrangements Concerning Shares” intends to deposit Shares under the Offer.

13. Prior Valuations
      To the knowledge of the directors and officers of DataMirror, no valuations regarding the Company or its material assets have been prepared within the two years preceding the date hereof.
14. Income Tax Considerations
      The summary in this Section 14 is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Shareholder and no representation is made with respect to the income tax consequences to any particular Shareholder. Due to the general nature of this summary, the income tax consequences described below may not apply to certain taxpayers, such as financial institutions, who may have their own unique income tax concerns. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances.
Certain Canadian Federal Income Tax Considerations
      The Company has been advised by Blake, Cassels & Graydon LLP that the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a sale of Shares pursuant to the Offer by a Shareholder who holds such Shares as capital property, is not affiliated with the Company and deals at arm’s length with the Company, all within the meaning of the Tax Act. This summary is not applicable to a Shareholder which is a “financial institution” as defined in the Tax Act for purposes of the mark-to-market rules.
      Depending upon all of the circumstances, including the date of issue of a Share, the date of acquisition of a Share by a Shareholder that is a “specified financial institution” or a “restricted financial institution” for the purposes of the Tax Act and the extent of holdings of Shares by such a Shareholder and persons with whom the Shareholder does not deal at arm’s length, the Offer may cause a Share to be treated as a “term preferred share” for the purposes of the Tax Act in respect of the sale of the Share to the Company pursuant to the Offer. This summary is not applicable to Shareholders that are “specified financial institutions” or “restricted financial institutions” for the purposes of the Tax Act and such Shareholders should consult their own tax advisors with respect to their particular circumstances and should refer to all the terms of the Offer and all the information in this Circular.
      This summary is based on the provisions of the Tax Act as of the date hereof, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof, and the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) publicly available prior to the date hereof. This summary is not exhaustive of all Canadian federal income tax considerations. Except as referred to above, this summary does not take into account or anticipate changes in income tax law or administrative practice, nor does it take into account provincial, territorial or foreign tax considerations, which considerations may differ significantly from those discussed herein.
      IN VIEW OF THE DEEMED DIVIDEND TAX TREATMENT DESCRIBED BELOW OF A SALE OF SHARES PURSUANT TO THE OFFER AS OPPOSED TO CAPITAL GAIN (OR CAPITAL LOSS) TREATMENT, WHICH WOULD GENERALLY APPLY TO A SALE IN THE MARKET OF THE SHARES, SHAREHOLDERS WHO WISH TO SELL THEIR SHARES AND WHO ARE NOT GENERALLY EXEMPT FROM CANADIAN FEDERAL INCOME TAX MAY WISH TO CONSULT THEIR TAX ADVISORS REGARDING SELLING THEIR SHARES IN THE MARKET PRIOR TO THE EXPIRATION DATE AS AN ALTERNATIVE TO ACCEPTING THE OFFER, IN ORDER TO RECEIVE CAPITAL GAIN (OR CAPITAL LOSS) TREATMENT ON THE DISPOSITION OF THEIR SHARES.
      This summary assumes that at all relevant times the Shares will be listed on a prescribed stock exchange for purposes of the Tax Act (which currently includes the TSX).
Residents of Canada
      This part of the summary applies to Shareholders who are resident or deemed to be resident in Canada for purposes of the Tax Act and any relevant treaty or convention.
      Individual Shareholders Resident in Canada. Shareholders who are individuals resident in Canada and who sell Shares to the Company pursuant to the Offer will be deemed to receive a taxable dividend (on a separate class of Shares comprising the Shares so sold by all Shareholders) equal to the excess of the amount paid by the Company for the Shares over their paid-up capital for income tax purposes. The Company estimates that on the Expiration Date the paid-up capital per Share will equal approximately $5.96 for income tax purposes.

      The deemed dividend will be included in computing an individual Shareholder’s income subject to the normal gross-up and dividend tax credit rules applicable to taxable dividends received by individual shareholders from a taxable Canadian corporation.
      Individual Shareholders who sell their Shares to the Company pursuant to the Offer will also be considered to have disposed of their Shares. The proceeds of disposition of their Shares will be equal to the amount paid by the Company less the amount deemed to be received by the individual Shareholder as a dividend. The Shareholder will realize a capital loss (gain) on disposition of the Shares equal to the amount by which the Shareholder’s proceeds of disposition, net of any reasonable costs of disposition, are less than (or exceed) the adjusted cost base to the Shareholder of the Shares sold to the Company pursuant to the Offer. Under the Tax Act, one-half of any capital loss (gain) realized by a Shareholder represents an allowable capital loss (taxable capital gain). A taxable capital gain must be included in the Shareholder’s income. Allowable capital losses may be deducted only against taxable capital gains in the year in which such allowable capital losses are realized subject to and in accordance with the provisions of the Tax Act. Any remaining allowable capital losses may generally be applied to reduce taxable capital gains realized by the Shareholder in the three preceding and in all subsequent tax years in accordance with the provisions of the Tax Act in that regard.
      An individual Shareholder (other than a trust) who has realized a capital loss on the sale of Shares pursuant to the Offer could have all or a portion of that loss denied under the “superficial loss” rules of the Tax Act. This would happen if the individual Shareholder or a person affiliated with the Shareholder has acquired additional Shares in a period beginning 30 days before the sale of Shares pursuant to the Offer and ending 30 days after the sale of Shares pursuant to the Offer and such additional Shares are owned by such Shareholder or person affiliated with such Shareholder at the end of such period. If these rules apply, all or a portion of the loss realized is deemed to be nil and the amount of the loss denied is added to the cost of the additional Shares purchased. Trusts are subject to similar loss denial rules in such circumstances. The loss denied to a trust may only be utilized as allowed under the Tax Act. Shareholders are urged to consult with their own tax advisors with respect to the “superficial loss” rules.
      If the Shareholder is a trust under which a corporation is a beneficiary, the amount of any such capital loss otherwise determined will be reduced by the amount of dividends or deemed dividends received on the Shares (including any dividends deemed to be received as a result of the sale of Shares to the Company under the Offer) to the extent and under the circumstances prescribed by the Tax Act. Similar rules will apply where a partnership or a trust is a beneficiary of a trust or such a trust is a member of a partnership that disposes of Shares pursuant to the Offer.
      Individual Shareholders (including certain trusts) who realize a capital gain as a result of a sale of Shares under the Offer should consult their own tax advisors with respect to the “alternative minimum tax” rules set out in the Tax Act.
      Corporate Shareholders Resident in Canada. A corporate Shareholder resident in Canada that sells Shares to the Company pursuant to the Offer will (subject to the potential application of subsection 55(2) of the Tax Act) be deemed to receive a taxable dividend (on a separate class of Shares comprising the Shares so sold by all Shareholders) equal to the excess of the amount paid by the Company for the Shares over their paid-up capital for income tax purposes. The Company estimates that on the Expiration Date, the paid-up capital per Share will equal approximately $5.96 for income tax purposes.
      In the case of a Shareholder that is a corporation resident in Canada, any such dividend that is not required to be recognized as proceeds of disposition under subsection 55(2) of the Tax Act as described below will be included in computing the Shareholder’s income as a dividend and will ordinarily be deductible in computing its taxable income. To the extent that such a deduction is available, private corporations (as defined in the Tax Act) and certain other corporations may be liable to pay refundable tax under Part IV of the Tax Act at a rate of 33 1/3% on the amount of the deemed dividend. Corporate Shareholders should consult their own tax advisors for specific advice with respect to the possible application of these provisions.
      Under subsection 55(2) of the Tax Act, a shareholder that is a corporation resident in Canada may be required to treat all or a portion of the deemed dividend as proceeds of disposition and not as a dividend. Subsection 55(2) of the Tax Act does not apply to that portion of the dividend subject to tax under Part IV of the Tax Act that is not refunded under the circumstances specified in subsection 55(2) and does not apply if the dividend would not be deductible in computing taxable income. Further, subsection 55(2) will not apply on a sale of Shares to the Company under the Offer unless the Shareholder would have realized a capital gain if it disposed of any Share at fair market value immediately before its sale to the Company and the sale to the Company resulted in a significant reduction in the portion of the capital gain that could reasonably be considered to be attributable to anything other than the Shareholder’s “safe income” in respect of the particular Share. Generally, the safe income in respect of a particular Share held by a Shareholder is the portion of the Company’s undistributed income for purposes of the Tax Act which is attributable to such Share and which is earned or realized after the later of 1971 and the time the Shareholder acquired the particular Share. Corporate Shareholders should consult their tax advisors for specific advice with respect to the potential application of subsection 55(2) of the Tax Act.
      The difference between the amount paid by the Company and the amount deemed to be received by the Shareholder as a dividend, after application of subsection 55(2) of the Tax Act, will be treated as proceeds of disposition of the Shares for purposes of computing any capital gain or capital loss arising on the sale of the Shares. The Shareholder will realize a capital loss (gain) on disposition of the Shares equal to the amount by which the Shareholder’s proceeds of disposition, net of any reasonable costs of disposition, are less than (or exceed) the adjusted cost base to the Shareholder of the Shares sold to the Company pursuant to the Offer. Under the Tax Act, one-half of any capital loss (gain) realized by a Shareholder represents an allowable capital loss (taxable capital gain). A taxable capital gain must be included in computing the Shareholder’s income. Allowable capital losses may be deducted only against taxable capital gains in the year in which such allowable capital losses are realized subject to and in accordance with the provisions of the Tax Act. Any remaining allowable capital losses may generally be applied to reduce taxable capital gains realized by the Shareholder in the three preceding and in all subsequent tax years in accordance with the provisions of the Tax Act in that regard. The amount otherwise determined of any such capital loss realized by a corporate Shareholder will be reduced by the amount of dividends or deemed dividends received on the Shares (including any dividends deemed to be received as a result of the sale of Shares to the Company under the Offer) to the extent and under the circumstances prescribed by the Tax Act. Similar rules apply where a corporation is a member of a partnership or a beneficiary of a trust that disposes of Shares pursuant to the Offer, and where a corporation is a beneficiary of a trust and such trust is a member of a partnership that disposes of Shares pursuant to the Offer.
      A corporate Shareholder that has realized a capital loss on the sale of Shares pursuant to the Offer could have all or a portion of that loss denied under the Tax Act. This would happen if the corporate Shareholder or a person affiliated with the Shareholder has acquired additional Shares in a period beginning 30 days before the sale of Shares pursuant to the Offer and ending 30 days after the sale of Shares pursuant to the Offer and such additional Shares are owned by such Shareholder or person affiliated with such Shareholder at the end of such period. If these rules apply, all or a portion of the loss realized is deemed to be nil and the amount of the loss denied may only be utilized as allowed under the Tax Act.
      A Shareholder that is a Canadian-controlled private corporation throughout the year (as defined in the Tax Act) may be liable to pay additional refundable tax of 6 2/3% on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains (but not to include dividends or deemed dividends, that are deductible in computing taxable income).
Non-Canadian Holders
      This portion of the summary applies to a Shareholder who, for purposes of the Tax Act or any applicable convention or tax treaty, is not resident or deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, such Shares in connection with carrying on a business in Canada, has not, either alone or in combination with persons with whom the Shareholder does not deal at arm’s length, owned (or had an option to acquire) 25% or more of the issued shares of any class or series of the capital stock of the Company at any time within 60 months preceding the sale of the Shares under the Offer, in the case of a Shareholder who has ceased to be resident in Canada, has not elected under the Tax Act to treat such Shares as taxable Canadian property, whose Shares are not otherwise deemed to be taxable Canadian property and, in the case of a Shareholder that carries on an insurance business in Canada and elsewhere, establishes that the Shares are not effectively connected with its Canadian insurance business (in each case, a “Non-Canadian Holder”).
      A Non-Canadian Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Shares under the Offer.
      If the Shares of a Non-Canadian Holder are purchased by the Company under the Offer, a taxable dividend will be deemed to arise as discussed under “Individual Shareholders Resident in Canada”. Such dividend will be subject to Canadian withholding tax at a rate of 25% or such lower rate as may be provided under the terms of an applicable Canadian tax treaty. Under the Canada-United States Income Tax Convention (the “U.S. Convention”) the withholding tax applicable to a deemed dividend received by a Shareholder resident in the United States for purposes of the U.S. Convention will generally be reduced to 15%.

      IN VIEW OF THE DEEMED DIVIDEND TAX TREATMENT DESCRIBED ABOVE ON A SALE OF SHARES PURSUANT TO THE OFFER AND THE RESULTING CANADIAN WITHHOLDING TAX, SHAREHOLDERS THAT ARE NOT RESIDENT IN CANADA MAY WISH TO CONSULT THEIR ADVISORS REGARDING SELLING THEIR SHARES IN THE MARKET PRIOR TO THE EXPIRATION DATE AS AN ALTERNATIVE TO ACCEPTING THE OFFER.
      Under the U.S. Convention, a dividend paid to certain religious, scientific, charitable and similar tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States, other than a dividend that constitutes income from carrying on a trade or business, is exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures are observed regarding registration of such organizations, the Company will not be required to withhold tax from payments made to such organizations. If such an organization fails to follow the required administrative procedures, the Company will be required to withhold tax and the organization will have to file with CRA to claim for a refund to recover the amounts withheld.
Certain United States Federal Income Tax Consequences to United States Holders
      The following general summary (exclusive of statements attributed to the Company) describes certain United States federal income tax consequences generally applicable to U.S. Holders (as defined below) who tender and sell Shares to the Company pursuant to the Offer. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), final and proposed U.S. Treasury regulations, administrative rulings, and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and/ or change at any time (possibly with retroactive effect).
      This summary is not a complete description of all of the U.S. federal income tax consequences applicable to U.S. Holders participating in the Offer and, in particular, does not address U.S. federal income tax considerations applicable to Shareholders that are subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, regulated investment companies, dealers in securities or currencies, traders that mark to market, Shareholders that hold their Shares as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities, Shareholders that have owned or are deemed to have owned 10% or more of the total combined voting power of all classes of stock of the Company at any time during the five-year period ending on the date the Shareholder sells the Shares pursuant to the Offer, Shareholders who acquired their Shares in connection with a stock option plan or in any other compensatory transaction, Shareholders subject to the alternative minimum tax, Shareholders that have a “functional currency” other than the U.S. dollar and Shareholders that do not hold the Shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the Code). Shareholders that are subject to special treatment or that are not U.S. Holders may be subject to different tax consequences, including different information reporting and withholding consequences, and should consult their own tax advisers.
      In addition, this summary does not discuss any aspect of U.S. state and local tax laws or non-U.S. tax laws that may be applicable to any Shareholder, or any U.S. federal tax considerations other than U.S. federal income tax considerations.
      This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular U.S. Holder. U.S. Holders should consult their own tax advisers as to the tax consequences in their particular circumstances.
      Except as otherwise set forth below, and subject to the qualifications noted above, the following discussion is limited to the U.S. federal income tax consequences relevant to a U.S. Holder. A “U.S. Holder” is a Shareholder that is:

•	an individual who is a citizen or resident of the United States for federal income tax purposes;

•	a corporation (or other entity taxed as a corporation) created or organized under the laws of the United States or a political subdivision thereof;

•	an estate the income of which (other than income that is effectively connected with a U.S. trade or business) is subject to U.S. federal income taxation regardless of source; or

•	a trust if (a) a U.S. court is able to exercise primary supervision over the trust’s administration, and (b) one or more U.S. persons, as defined under Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions.

      The tax treatment of a partner in a partnership may depend on both the partnership’s and the partner’s status. Partnerships tendering Shares and persons holding beneficial interests in Shares through a partnership are urged to consult their own tax advisers.
      Passive Foreign Investment Company. Special U.S. federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company (a “PFIC”). The Company believes that it is likely to be a PFIC in the current year and likely to have been a PFIC in prior years.
      A non-United States corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is “passive income”, or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties and gains from the disposition of passive assets.
      If the Company is classified as a PFIC for any taxable year during which a U.S. Holder holds common shares, the Company will continue to be treated as a PFIC with respect to such holder in all succeeding years, regardless of whether the Company continues to meet the income or asset test described above.
      If the Company is treated as a PFIC, unless a U.S. Holder has a valid “mark to market” election in effect with respect to the Shares, the following income tax consequences will result to the U.S. Holder:

1.	Distributions with respect to the Company’s common shares made by the Company during the taxable year to a U.S. Holder that are “excess distributions” must be allocated ratably to each day of the U.S. Holder’s holding period. The amounts allocated to the current taxable year and to taxable years prior to the first year in which the Company was classified as a PFIC are included as ordinary income in a U.S. Holder’s gross income for that year. The amount allocated to each other prior taxable year is taxed as ordinary income at the highest tax rate in effect for the U.S. Holder in that prior year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes (the “special interest charge”).

2.	The entire amount of any gain realized upon the sale or other disposition of the Company’s common shares will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition, will be subject to the interest charge described above.
      U.S. Holders are urged to consult their tax advisers concerning the U.S. federal income tax consequences of holding the Company’s common shares if the Company is a PFIC.
U.S. Holders Who Receive Cash Pursuant to the Offer
      For United States federal income tax purposes, if a U.S. Holder tenders and sells Shares for cash pursuant to the Offer, such transaction will be treated either as a “sale or exchange” of the Shares by such U.S. Holder or as “distribution” by the Company in respect of such U.S. Holder’s Shares. As described below, the specific treatment will depend, in part, upon the U.S. Holder’s particular circumstances.
      Sale or Exchange of Shares. Under Section 302 of the Code, a U.S. Holder whose Shares are tendered and sold for cash pursuant to the Offer will be treated as having engaged in a “sale or exchange” of such Shares, and thus will recognize gain or loss, if the transaction (i) has the effect of a “substantially disproportionate” distribution by the Company with respect to such U.S. Holder, (ii) results in “complete termination” of such Holder’s equity interest in the Company, or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests (the “Section 302 tests”) are explained more fully below.
      Constructive Ownership of Shares. In determining whether any of the Section 302 tests is satisfied, a U.S. Holder must take into account not only Shares actually owned by the U.S. Holder, but also Shares that are constructively owned within the meaning of Section 318 of the Code. Under Section 318, a U.S. Holder may constructively own Shares that are actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which the U.S. Holder has an interest or that have an interest in the U.S. Holder, as well as any Shares the U.S. Holder has a right to acquire by exercise of an option or by the conversion or exchange of a security.
      The Section 302 Tests. One of the following tests must be satisfied in order for the sale of Shares pursuant to the Offer to be treated as a sale or exchange rather than as a distribution.

(a)	“Substantially Disproportionate” Test. The receipt of cash by a U.S. Holder will have the effect of a “substantially disproportionate” distribution by the Company with respect to the U.S. Holder if the percentage of the outstanding voting shares of the Company actually and constructively owned by the U.S. Holder immediately following the sale of Shares pursuant to the Offer (treating Shares purchased pursuant to the Offer as not outstanding) is less than 80% of the percentage of the outstanding voting shares of the Company actually and constructively owned by the U.S. Holder immediately before the exchange (treating Shares purchased pursuant to the Offer as outstanding). U.S. Holders should consult their tax advisers concerning the application of the substantially disproportionate test to their particular circumstances.

(b)	“Complete Termination” Test. The receipt of cash by a U.S. Holder will be treated as a complete termination of the U.S. Holder’s equity interest in the Company if either (i) all of the Shares actually and constructively owned by the U.S. Holder are sold pursuant to the Offer or (ii) all of the Shares actually owned by the U.S. Holder are sold pursuant to the Offer and the U.S. Holder is eligible to waive, and effectively waives, the attribution of all Shares constructively owned by the U.S. Holder in accordance with the procedures described in Section 302(c)(2) of the Code.

(c)	“Not Essentially Equivalent to a Dividend” Test. The receipt of cash by a U.S. Holder will generally be treated as “not essentially equivalent to a dividend” if the U.S. Holder’s sale of Shares pursuant to the Offer results in a meaningful reduction of the U.S. Holder’s proportionate interest in the Company. Whether the receipt of cash by the U.S. Holder will be treated as not essentially equivalent to a dividend will depend on the U.S. Holder’s particular facts and circumstances. In the case of a U.S. Holder holding a small minority interest in the Company’s Shares, it is possible that even a small reduction in such interest may be treated as a “meaningful reduction,” and thus may satisfy the “not essentially equivalent to a dividend” test.
      Under certain circumstances, it may be possible for a Tendering U.S. Holder to satisfy one of the Section 302 tests by contemporaneously selling or otherwise disposing of all or some of the Shares that are actually or constructively owned by the U.S. Holder but that are not purchased pursuant to the Offer. Correspondingly, a U.S. Holder may fail to satisfy any of the Section 302 tests because of contemporaneous acquisitions of Shares by the U.S. Holder or by a related party whose shares are constructively owned by the U.S. Holder. U.S. Holders should consult their tax advisers regarding the consequences of such sales or acquisitions in their particular circumstances.
      If the Offer is over-subscribed, the Company’s purchase of Shares deposited may be prorated. Thus, even if all the Shares actually and constructively owned by a U.S. Holder are deposited, it is possible that not all of the Shares will be purchased by the Company, which in turn may affect the U.S. Holder’s ability to satisfy one of the Section 302 tests described above.
      Tax treatment of a “sale or exchange” of Shares. If a U.S. Holder is treated as having engaged in a “sale or exchange” of such U.S. Holder’s shares under any of the tests described above, such U.S. Holder will recognize gain or loss equal to the difference between the amount realized by such U.S. Holder (taking into account certain currency adjustments, as discussed below, and before any withholding tax) and such U.S. Holder’s adjusted tax basis in the Shares exchanged therefor. If the Company is a passive foreign investment company, then any such gain will be treated as ordinary income and will be subject to a special interest charge, as described above. If the Company is not a passive foreign investment company, then any such gain or loss will be capital gain or loss if the Shares are held as a capital asset, and such capital gain or loss will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the sale.
      Distribution in respect of Shares. If a U.S. Holder who sells Shares pursuant to the Offer is not treated under Section 302 of the Code as having engaged in a “sale or exchange” of such U.S. Holder’s Shares, then the amount realized (taking into account certain currency adjustments, as discussed below, and before any withholding tax) by a U.S. Holder will be treated as a distribution by the Company in respect of such U.S. Holder’s Shares.
      Tax treatment of a distribution in respect of Shares. In the event that the amount realized is treated as a distribution by the Company, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on common shares, including any Canadian taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. The Company has not calculated its earnings and profits under U.S. federal income tax rules. Therefore, the Company cannot provide U.S. Holders with such information at this time. In addition, if the Company is a PFIC, such distribution may be subject to the rules applicable to “excess distributions,” as described above.

      Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of common shares, with the consequences described above under the heading “— Tax treatment of a “sale or exchange” of Shares.” Distributions of current or accumulated earnings and profits will be foreign source passive income, or, if received by certain financial institutions, financial services income, for U.S. foreign tax credit purposes. Accordingly, the recipients of such dividends may not be able to claim a full U.S. foreign tax credit for Canadian withholding tax paid on such dividends. U.S. Holders should consult their own tax advisers regarding the application of the foreign tax credit limitations and other rules in their particular situations.
      Any amount treated as a dividend received by a corporate U.S. Holder generally will not be eligible for the dividends received deduction.
      Basis in remaining Shares. If, with respect to a U.S. Holder, the tender and sale of Shares pursuant to the Offer is treated as a distribution by the Company with respect to such U.S. Holder’s Shares, such U.S. Holder’s tax basis in its remaining Shares generally will be increased by such U.S. Holder’s tax basis in the Shares tendered and sold pursuant to the Offer and will be decreased by the portion of such U.S. Holder’s proceeds from the Offer that are treated as a tax-free return of capital.
      Proposed Regulations. Under proposed regulations, if a corporation redeems its stock from a shareholder and such transaction is treated as a distribution (rather than a sale or exchange) to such shareholder, then the shareholder’s tax basis in the redeemed shares, after certain adjustments, would result in a loss rather than be added to the shareholder’s basis in its remaining shares in the corporation. Such proposed regulations are effective for transactions occurring after the date on which such regulations are finalized. As of the date hereof, such proposed regulations have not become effective.
Currency Translation
      In the case of a U.S. Holder using the cash method of accounting (a “cash basis U.S. Holder”) who receives payment in Canadian dollars, the amount realized from the tender and sale of Shares for Canadian dollars pursuant to the Offer will be equal to the U.S. dollar value of such Canadian dollars determined at the spot Canadian dollar/U.S. dollar rate on the date payment is made to the Depositary. The amount realized in the case of a cash basis U.S. Holder who elects to receive U.S. dollars will equal the amount received by such U.S. Holder in U.S. dollars. In the case of a U.S. Holder using the accrual method of accounting (an “accrual basis U.S. Holder”), the amount realized for United States federal income tax purposes will equal the U.S. dollar value of the Canadian dollars to which such U.S. Holder becomes entitled on the date its Shares are accepted for purchase by the Company, determined at the relevant spot exchange rate in effect on that date. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a U.S. Holder determines its amount realized for United States federal income tax purposes to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss.
United States Backup Withholding and Information Reporting
      U.S. Holders that do not appropriately complete the Substitute Form W-9 as included in the Letter of Transmittal or the Notice of Guaranteed Delivery may be subject to United States “backup withholding tax” (currently at a rate of 28%) with respect to payments made to them. The amount of backup withholding tax will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and, if backup withholding tax results in an overpayment of U.S. federal income taxes, may entitle such U.S. Holder to a refund or credit provided that the required information is furnished to the IRS.
      THE FOREGOING GENERAL SUMMARY IS NOT INTENDED TO BE A COMPLETE DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS WITH RESPECT TO U.S. HOLDERS PARTICIPATING IN THE OFFER, AND IT DOES NOT DESCRIBE ANY OTHER U.S. FEDERAL, ANY U.S. STATE AND LOCAL, OR ANY NON-U.S. TAX CONSIDERATIONS. AS INDICATED, THE SUMMARY IS NOT INTENDED TO CONSTITUTE TAX ADVICE TO ANY PARTICULAR U.S. HOLDER, AND U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER TO THEM, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS, AND THE EFFECT OF ANY PROPOSED CHANGES IN APPLICABLE TAX LAWS.

15. Legal Matters and Regulatory Approvals
      DataMirror is not aware of any license or regulatory permit that is material to the Company’s business that might be adversely affected by the Company’s acquisition of Shares pursuant to the Offer or, except as noted below, of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the acquisition or ownership of Shares by the Company pursuant to the Offer and that has not been obtained on or before the date hereof. Should any such approval or other action be required, the Company currently contemplates that such approval will be sought or other action will be taken. DataMirror cannot predict whether it may determine that it must delay the acceptance for payment of Shares deposited pursuant to the Offer pending the outcome of any such matter.
      There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company’s business.
      The Company has filed applications with certain securities regulatory authorities in Canada seeking exemptive relief from valuation and proportionate take up and certain other provisions contained in securities legislation of certain provinces in connection with the Offer. Obtaining such exemptive relief is a condition of the Offer. See Section 6 of the Offer to Purchase — “Certain Conditions of the Offer”.
      The Company’s obligations under the Offer to take up and pay for Shares are subject to certain conditions. See Section 6 of the Offer to Purchase — “Certain Conditions of the Offer”.
16. Source of Funds
      The Company will fund any purchases of Shares pursuant to the Offer from available cash on hand.
17. Dealer Managers
      CIBC World Markets Inc. and CIBC World Markets Corp. have been retained to serve as dealer managers of the Offer.
18. Depositary
      DataMirror has appointed CIBC Mellon Trust Company to act as a depositary for, among other things, (i) the receipt of certificates representing Shares and related Letters of Transmittal deposited under the Offer, (ii) the receipt of Notices of Guaranteed Delivery delivered pursuant to the procedures for guaranteed delivery set forth in Section 4 of the Offer to Purchase, (iii) the receipt from the Company of cash to be paid in consideration of the Shares acquired by the Company under the Offer, as agent for the depositing Shareholders, and (iv) the transmittal of such cash to the depositing Shareholders, as agent for the depositing Shareholders. The Depositary may contact Shareholders by mail, telephone or facsimile and may request brokers, dealers and other nominee Shareholders to forward materials relating to the Offer to beneficial owners.
19. Fees and Expenses
      CIBC World Markets Inc. has been engaged by DataMirror to act as its financial advisor in connection with the Offer. Pursuant to its engagement, CIBC World Markets Inc. has agreed to deliver an opinion to DataMirror to the effect that (i) the Specified Amount does not exceed the fair market value of a Share as of the Expiration Date or (ii) the Purchase Price does not exceed the fair market value of a Share as of the Expiration Date, in each case determined without reference to the Offer. DataMirror has agreed to pay CIBC World Markets Inc. a fee for its financial advisory services, a portion of which is contingent upon the number of Shares taken-up and paid for under the Offer. DataMirror has also agreed to reimburse CIBC World Markets Inc. for certain reasonable out-of-pocket expenses incurred in connection with its engagement, and to indemnify it against certain liabilities to which it may become subject as a result of its engagement.
      Raymond James Ltd. has been retained by the Company to deliver a liquidity opinion in connection with the Offer to the Board of Directors for which it has received a fee from DataMirror. DataMirror has agreed to reimburse Raymond James Ltd. for certain reasonable out-of-pocket expenses incurred in connection with the Offer and to indemnify Raymond James Ltd. against certain liabilities to which it may be come subject as a result of its engagement. The fee payable to Raymond James Ltd. is fixed and payable whether or not the Offer is successful.

      DataMirror has retained CIBC Mellon Trust Company to act as the depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under Canadian provincial and United States federal securities laws. DataMirror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Company for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.
      DataMirror is expected to incur expenses of approximately $550,000 in connection with the Offer, which includes filing fees, advisory fees, the fees of Raymond James Ltd., legal, accounting, depositary and printing fees.
20. Statutory Rights
      Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, these rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE
February 11, 2005
      The Board of Directors of DataMirror Corporation (the “Company”) has approved the contents of the Offer to Purchase and the accompanying Circular dated February 11, 2005 and the delivery thereof to Shareholders. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made, nor does it contain any misrepresentation likely to affect the value or the market price of the Shares of the Company within the meaning of the Securities Act (Quebec).

(Signed) Nigel W. Stokes Chairman, President and Chief Executive Officer	(Signed) Peter Cauley Vice President, Finance and Chief Financial Officer

On behalf of the Board of Directors:

(Signed) Donald L. Lenz Director	(Signed) Donald Woodley Director

CONSENT OF RAYMOND JAMES LTD.
TO: The Board of Directors of DataMirror Corporation
      We consent to the inclusion of our liquidity opinion dated February 11, 2005 as Schedule A to the Circular dated February 11, 2005, which schedule is incorporated by reference in the Circular and consent to the inclusion of our name and reference to our liquidity opinion in the sections titled “Purpose and Effect of the Offer — Liquidity of Market” and “Fees and Expenses”.
February 11, 2005
(Signed) Raymond James Ltd.
CONSENT OF BLAKE, CASSELS & GRAYDON LLP
TO: The Board of Directors of DataMirror Corporation
      We consent to the inclusion of our name in the sections titled “Income Tax Considerations — Certain Canadian Federal Income Tax Considerations — Residents of Canada” and “Income Tax Considerations — Certain Canadian Federal Income Tax Considerations — Non-Canadian Holders” in the Circular dated February 11, 2005 of DataMirror Corporation in connection with its offer to the holders of its Shares, and the reference to our opinion contained therein.
February 11, 2005
(Signed) Blake, Cassels & Graydon LLP

Schedule A — Liquidity Opinion of Raymond James Ltd.
February 11, 2005
The Board of Directors
DataMirror Corporation
3100 Steeles Avenue East
Suite 1100
Markham, Ontario
L3R 8T3
-and -
DataMirror Corporation
3100 Steeles Avenue East
Suite 1100
Markham, Ontario
L3R 8T3
Dear Sirs/Mesdames:
      Raymond James Ltd. (“Raymond James”) understands that:

(a)	DataMirror Corporation (the “Company”) intends to make an offer to purchase for cash up to 2,000,000 of the issued and outstanding common shares of the Company (the “Shares);

(b)	the Company will determine a single price per Share (the “Purchase Price”), which will not be less than $8.50 per share or more than $10.00 per Share, that will enable the Company to purchase the maximum number of Shares pursuant to the Offer (as defined below);

(c)	the terms and conditions of the offer are set forth in the Offer to Purchase to be issued by the Company and dated February 11, 2005, the accompanying Issuer Bid Circular and the related Letter of Transmittal (which together constitute the “Offer”); and

(d)	pursuant to the terms of the Offer, shareholders of the Company may tender their Shares to the Company pursuant to an Auction Tender or a Purchase Price Tender (each as defined in the Offer), at prices specified by them.
RAYMOND JAMES’ ENGAGEMENT
      Under an agreement dated January 12, 2005, the Company engaged Raymond James to prepare and deliver a written opinion (the “Opinion”) to the Board of Directors of the Company (the “Board”) and to the Company as to: (i) whether there is a liquid market (as that term is described in Rule 61-501 of the Ontario Securities Commission, referred to below as “Rule 61-501”, and Local Policy Statement Q-27 of the Autorité des Marchés Financiers du Québec, referred to below as “Policy Q-27”) in the Shares on February 7, 2005, being the date of announcement of the Offer; and (ii) whether it would be reasonable to conclude that, following completion of the Offer, there will be a market for the beneficial owners of Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. This Opinion is required for an exemption from the formal valuation requirements of Rule 61-501 Policy Q-27 that would otherwise apply. Raymond James is not opining on the liquidity of the Shares.
      Raymond James will receive a fee from the Company for its services that include providing the Opinion. Such fee is fixed and payable whether or not the Offer is successful. In addition, the Company has agreed to reimburse Raymond James for certain expenses incurred by Raymond James and to indemnify Raymond James for certain liabilities arising out of Raymond James’ engagement in connection with the Offer.
CREDENTIALS OF RAYMOND JAMES
      Raymond James is the Canadian arm of Raymond James Financial, Inc. and is one of Canada’s fastest growing independent dealers and provides research, corporate finance advice and services, and engages in trading and investment banking. Raymond James is registered in all Canadian provinces and has a national client base. Raymond James Financial, Inc. represents the eighth largest network of financial advisors in the United States with approximately 5,000 investment advisors and more than 8,000 total employees. The Opinion expressed herein represents the opinion of Raymond James and the form and content herein have been approved for release by a committee of directors and other professionals of Raymond James, the members of which have extensive experience in merger, acquisition, divestiture, valuation and capital markets matters.
Independence of Raymond James
      Neither Raymond James nor any of its affiliated entities (as such term is defined for the purposes of Rule 61-501 and Policy Q-27) is an insider, issuer insider, associated entity or affiliated entity (as those terms are defined for the purposes of Rule 61-501 and Policy Q-27) of any control block holder of the Company (as such term is defined for the purposes of Rule 61-501 and Policy Q-27), any person that would reasonably be expected to be a control block holder of the Company upon the successful completion of the Offer, the Company or any of its associates or affiliates (such control block holders, the Company and its associates and affiliates are referred to as the “Interested Parties”). Neither Raymond James nor any of its affiliated entities has been engaged to act as an advisor to any of the Interested Parties in respect of the Offer (other than in respect of this Opinion). In the past 24 months, neither Raymond James nor any of its affiliated entities: has been engaged to act as a lead or co-lead underwriter of a distribution of securities of any of the Interested Parties; has provided a valuation or financial advisory services to any of the Interested Parties (other than in respect of this Opinion); has been involved in an evaluation, appraisal or review of the financial condition of any Interested Party or any of its associated or affiliated entities; has acted as a lender, or the lead or co-lead lender or manager of a lending syndicate in respect of the Offer or to any Interested Party; or has otherwise had a material financial interest in a transaction involving any Interested Party. Raymond James is not, and has not been, the external auditor of any Interested Party. Neither Raymond James nor any of its affiliated entities is a manager or co-manager of a soliciting dealer group formed in respect of the Offer (or a member of such a group performing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to other members of the group).
      The fees payable to Raymond James pursuant to its engagement in connection with the Offer are not financially material to Raymond James and neither Raymond James nor any of its affiliated entities has a material financial interest in the completion of the Offer. Moreover, the compensation of Raymond James pursuant to its engagement in connection with the Offer does not depend in whole or in part on an agreement, arrangement or understanding that gives Raymond James a financial incentive in respect of the conclusions reached in the Opinion or the outcome of the Offer. No understanding or agreement exists between Raymond James or any of its affiliated entities, on the one hand, and any Interested Party, on the other hand, with respect to the Offer other than the engagement of Raymond James described above. No understanding or agreement exists between Raymond James or any of its affiliated entities, on the one hand, and any Interested Party or any of its associated or affiliated entities, on the other hand, with respect to future business.
      Raymond James may, in the future, in the ordinary course of its business, perform valuation, financial advisory or investment banking services for any of the Interested Parties. Raymond James acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had, and may in the future have, positions in the securities of any of the Interested Parties and, from time to time, may have executed, or may execute, transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Raymond James conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to any of the Interested Parties or the Offer.
      Raymond James is of the view that it is “independent” of all interested parties in the Offer for the purposes of Rule 61-501 and Policy Q-27.
SCOPE AND REVIEW
      In preparing the Opinion, we have reviewed and relied upon (without attempting to verify independently the completeness or accuracy thereof), among other things, the following:

(i)	a draft copy of the Offer dated February 10, 2005;

(ii)	the daily trading activity, volumes and price history of the Shares on the Toronto Stock Exchange (the “TSX”) and on the NASDAQ National Market (the “NASDAQ”), as determined necessary in order to provide the Opinion;

(iii)	the trading activity and volumes of shares of other companies listed and traded on the TSX and on the NASDAQ as we determined necessary in order to provide the Opinion;

(iv)	the distribution of ownership of the Shares to the extent publicly disclosed;

(v)	the number of Shares proposed to be purchased under the Offer relative to (i) the number of issued and outstanding Shares less (ii) the number of Shares owned by related parties of the Company and Shares that, to the knowledge of Raymond James, are not freely tradable (i.e., the “public float”);

(vi)	the customary difference (i.e. the “spread”) between bid and ask prices in trading activity in the Shares;

(vii)	other public information with respect to the Company;

(viii)	the definition of “liquid market” as outlined in Rule 61-501 and Policy Q-27 as well as other parameters set forth therein;

(ix)	discussions with senior management of the Company; and

(x)	such other information as we considered necessary or appropriate in the circumstances.
      Raymond James has conducted such additional analyses and investigations as Raymond James has considered to be appropriate in the circumstances for the purpose of arriving at the Opinion contained herein as at the date hereof.
ASSUMPTIONS AND LIMITATIONS
      This Opinion is rendered on the basis of securities market, economic, and general business and financial conditions prevailing as at the date hereof, and conditions affecting the Company and the Shares as at the date hereof. In formulating the Opinion, Raymond James has made several other assumptions, the material assumption being that there shall be no significant change in the holdings of Shares other than as a result of the Offer.
      Raymond James has relied upon the completeness, accuracy and fair presentation of all of the financial information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company and their consultants and advisors (collectively, the “Information”). The Opinion assumes the completeness, accuracy and fair presentation of such Information and is conditional thereon. Subject to the exercise of professional judgment and except as expressly described herein, Raymond James has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.
      Raymond James has not prepared a formal valuation of the Company or any of its securities or assets for the purposes of this Opinion and the Opinion should not be construed as such.
      The Opinion has been provided to the Board and to the Company for use only in connection with an exemption from the formal valuation requirements of Rule 61-501 and Policy Q-27 as described herein and may not be relied upon for any other purpose or by any other person without the prior written consent of Raymond James. The Opinion is given as of the date hereof and Raymond James disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Raymond James after the date hereof. Without limiting the foregoing if, after the date hereof, Raymond James learns of any material change in any fact or matter affecting the Opinion, Raymond James reserves the right to change, modify or withdraw the Opinion.
      This Opinion is not to be construed as a recommendation to any shareholder of the Company as to whether or not to tender their Shares under the Offer. In addition, for the purposes of this Opinion, Raymond James is not expressing any opinion as to the value of the Shares, or the prices at which such shares will trade after completion of the Offer.

      For purposes of this Opinion, the phrase “liquid market” has the meaning ascribed in Rule 61-501 and Policy Q-27.
CONCLUSION
      Based upon and subject to the foregoing, it is Raymond James’ opinion as at the date hereof that: (a) a liquid market existed for the Shares on February 7, 2005; and (b) it is reasonable to conclude that, following completion of the Offer, there will be a market for the beneficial owners of Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer.
Yours very truly,
(signed) Raymond James Ltd.

      The Letter of Transmittal or the Notice of Guaranteed Delivery, certificates for Shares and any other required documents must be sent or delivered by each depositing Shareholder or the depositing Shareholder’s broker, commercial bank, trust company or other nominee to the Depositary at one of its addresses specified below.
OFFICES OF THE DEPOSITARY, CIBC MELLON TRUST COMPANY, FOR THIS OFFER:

By Mail

CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Hand, Registered Mail or Courier

CIBC Mellon Trust Company
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9
Attn: Courier Window
Telephone: (416) 643-5500
Toll Free: (800) 387-0825

E-mail: inquiries @cibcmellon.com
Any questions or requests for assistance may be directed to the Depositary at the addresses and telephone number specified above. Shareholders also may contact the Dealer Managers or their broker, commercial bank or trust company for assistance concerning the Offer. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary. Manually executed photocopies of the Letter of Transmittal or the Notice of Guaranteed Delivery will be accepted.
THE DEALER MANAGERS FOR THE OFFER ARE:

In Canada	In the United States
CIBC World Markets Inc.	CIBC World Markets Corp.
BCE Place, P.O. Box 500	300 Madison Avenue
161 Bay Street, 7th Floor	New York, NY 10017
Toronto, ON M5J 2S8	USA
Telephone: (866) 744-2030

Document 2

The Instructions accompanying the Letter of Transmittal should be read carefully before completing this Letter of Transmittal. The Depositary, the Dealer Managers (see last page of Offer to Purchase (as defined below) for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.
LETTER OF TRANSMITTAL
To Deposit Common Shares of
DATAMIRROR CORPORATION
Pursuant to the Offer to Purchase
Dated February 11, 2005
THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 PM (TORONTO TIME) ON MARCH 21, 2005 UNLESS THE OFFER IS EXTENDED, WITHDRAWN, OR VARIED.
The Depositary is:
CIBC MELLON TRUST COMPANY
Telephone: (416) 643-5500
Toll Free: (800) 387-0825

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4 Attention: Corporate Actions	By Hand, Registered Mail or by Courier: 199 Bay Street Commerce Court West Securities Level Toronto, ON M5L 1G9 Attn: Courier Window
      This Letter of Transmittal is to be used only if certificates for Shares (as defined below) are to be forwarded with it pursuant to Section 4 of the Offer to Purchase (as defined below).
TO:       DATAMIRROR CORPORATION (“DATAMIRROR”)
AND TO: CIBC MELLON TRUST COMPANY (THE “DEPOSITARY”)
      The undersigned delivers to DataMirror the enclosed certificate(s) for Shares and, subject only to the provisions of the Offer to Purchase regarding withdrawal, irrevocably accepts the Offer for such Shares upon the terms and conditions contained in the Offer to Purchase. The following are the details of the enclosed certificate(s):
DESCRIPTION OF SHARES DEPOSITED
(See Instructions 3 and 4)
Name(s) and Address(es) of Registered Owner(s)
(Please Fill in Exactly as Name(s) Appear(s) on Share Certificate(s))

Shares Deposited (Attach signed list if necessary)

Number of Sh epresented by
Share Certificate Number(s)	Certificate(s)	Number of Shares Deposited*
Total Shares Deposited

*	If you desire to deposit fewer than all Shares evidenced by any Share certificate listed above, indicate in this column the number of Shares you wish to deposit. Otherwise, all Shares evidenced by such Share certificates will be considered to have been deposited. See Instruction 4 in this Letter of Transmittal.
     Delivery of this instrument to an address other than provided herein does not constitute a valid delivery.

      The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used and not defined in this Letter of Transmittal have the meanings ascribed to them in the Offer to Purchase that accompanies this Letter of Transmittal. In the case of any inconsistency between the terms of this Letter of Transmittal and the Offer to Purchase, the terms of the Offer to Purchase shall prevail.
      This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificates for the Shares deposited pursuant to the Offer to Purchase. Shareholders whose certificates are not immediately available or who cannot deliver their certificates for Shares and all other documents which this Letter of Transmittal requires to the Depositary by the Expiration Date (as defined in the Offer to Purchase) must deposit their Shares according to the guaranteed delivery procedure set forth in Section 4 of the Offer to Purchase. See Instruction 2.
      The undersigned hereby deposits to DataMirror the above-described common shares of DataMirror (the “Shares”) pursuant to an Auction Tender (as defined in the Offer to Purchase dated February 11, 2005, the “Offer to Purchase”) at the price per Share indicated in this Letter of Transmittal or pursuant to a Purchase Price Tender (as defined in the Offer to Purchase) upon the terms and subject to the conditions set forth in the Offer to Purchase and DataMirror’s Issuer Bid Circular dated February 11, 2005 and any supplements or amendments thereto (the “Circular”) and in this Letter of Transmittal (which, as amended or supplemented from time to time, together with the Offer to Purchase and the Circular constitute the “Offer”), including the provisions relating to proration described therein.
      A holder of common shares (a “Shareholder”) of DataMirror who wishes to deposit Shares under the Offer and whose certificate is registered in the name of an investment dealer, stock broker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares under the Offer.
      SHAREHOLDERS SHOULD CAREFULLY CONSIDER THE INCOME TAX CONSEQUENCES OF DEPOSITING SHARES UNDER THE OFFER. SEE SECTION 14 “INCOME TAX CONSIDERATIONS” IN THE CIRCULAR THAT ACCOMPANIES THIS LETTER OF TRANSMITTAL.
      Subject to and effective upon acceptance for purchase of the Shares deposited hereby pursuant to an Auction Tender (as defined in the Offer to Purchase) or pursuant to a Purchase Price Tender (as defined in the Offer to Purchase) in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to or upon the order of DataMirror all rights, title and interest in and to all Shares deposited hereby and in and to any and all rights, benefits and claims in respect thereof or arising, or having arisen as a result of the undersigned’s status as a Shareholder of DataMirror and in and to any and all distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred, or may be payable, issuable, distributable or transferable, on or in respect of such Shares or any of them on or after the date upon which the Shares are taken up and paid for under the Offer and hereby irrevocably constitutes and appoints the Depositary and any officer of DataMirror as attorney-in-fact of the undersigned with respect to such Shares effective from the time DataMirror takes up and pays for Shares (the “Effective Time”), with full power of substitution (such power of attorney being an irrevocable power coupled with an interest), to:

(a)	deliver certificates for such Shares, together with all accompanying evidences of transfer and authenticity, to or upon the order of, DataMirror upon receipt by the Depositary, as the undersigned’s agent, of the Purchase Price (as defined below);

(b)	present certificates for such Shares for cancellation and transfer on the books of the trustee for the Shares; and

(c)	receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, subject to the next paragraph, all in accordance with the terms of the Offer.
      The undersigned hereby represents and warrants that:

(a)	when and to the extent DataMirror accepts the Shares for payment, DataMirror will acquire good, marketable, and unencumbered title thereto, free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, and the same will not be subject to any adverse claim provided that any dividends or distributions which may be declared, paid, issued, distributed, made or transferred on or in respect of such

Shares to Shareholders of record on or prior to the Effective Time shall be for the account of the undersigned;

(b)	on request, the undersigned will execute and deliver any additional documents that the Depositary or DataMirror deems necessary or desirable to complete the assignment, transfer, and purchase of the Shares deposited hereby; and

(c)	the undersigned has received and agrees to all of the terms of this Offer.
      The names and addresses of the registered owners should be printed, if they are not already printed above, as they appear on the certificates representing Shares deposited hereby. The certificates and the number of Shares that the undersigned wishes to deposit should be indicated in the appropriate boxes, and if the deposit is being made pursuant to an Auction Tender, the purchase price at which such Shares are being deposited should be indicated in Box B “Auction Tender”.
      The undersigned understands that he or she must indicate whether he or she deposits the Shares pursuant to an Auction Tender or a Purchase Price Tender by completing Box A “Type of Tender”. Shareholders who deposit Shares without making a valid Auction Tender or Purchase Price Tender will be deemed to have made a Purchase Price Tender.
      The undersigned understands that DataMirror will, upon the terms and subject to the conditions of the Offer, determine a single price per Share (the “Purchase Price”), which will not be less than $8.50 per Share or more than $10.00 per Share, that is the lowest price that enables it to purchase 2,000,000 Shares (or such lesser number of Shares) properly deposited pursuant to the Offer by Purchase Price Tender or by Auction Tender if the price specified by the Shareholder in connection with such Auction Tender is not greater than such Purchase Price. For the purpose of determining the Purchase Price, Shares deposited pursuant to a Purchase Price Tender will be considered to have been deposited at $8.50 per Share. The undersigned understands that, upon the terms and subject to the conditions of the Offer (including the proration provisions described in the Offer), all Shares properly deposited and not withdrawn pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders, will be purchased at the Purchase Price, net to each Shareholder in cash (but subject to applicable withholding taxes, if any), for all Shares purchased. DataMirror will return all Shares not purchased under the Offer, including Shares deposited pursuant to an Auction Tender at prices greater than the Purchase Price and Shares not purchased because of proration. Certificates for all Shares not purchased, including Shares deposited pursuant to Auction Tenders at prices in excess of the Purchase Price and Shares not purchased due to proration, will be returned (in the case of certificates representing Shares all of which are not purchased), or replaced with new certificates representing the balance of Shares not purchased (in the case of certificates representing Shares of which less than all are purchased), as soon as practicable after the Expiration Date or termination of the Offer without expense to the depositing Shareholder.
      The undersigned understands that if the aggregate Purchase Price for all Shares properly deposited pursuant to the Offer by the Expiration Date by Purchase Price Tender or by Auction Tender at a price not greater than the Purchase Price (the “Successfully Deposited Shares”) and not withdrawn by the Shareholders (the “Successful Shareholders”) would exceed 2,000,000 Shares, then the Successfully Deposited Shares will be purchased on a pro rata basis according to the number of Shares deposited (or deemed to be deposited) by the depositing Shareholders (with adjustments to avoid the purchase of fractional Shares), except that deposits by Successful Shareholders who own less than 100 Shares, or “Odd Lots”, at the Purchase Price and who completes Box D “Odd Lots” will not be subject to proration. In addition, proration will be adjusted without further action by the Shareholder in order to avoid the creation of Odd Lots as a result of proration by increasing the number of Shares to be purchased by DataMirror from each Successful Shareholder such that Shares returned to Shareholders as a result of proration will only be returned in whole multiples of 100 Shares or if proration would result in the return of less than 100 Shares, DataMirror will purchase all such Shares. Multiple tenders of Successfully Deposited Shares by the same Successful Shareholder will be aggregated for this purpose. DataMirror’s determination as to proration shall be final and binding on all parties.
      The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, DataMirror may terminate or amend the Offer or may not be required to purchase any of the Shares deposited hereby or may accept for payment, in accordance with the applicable proration provisions relating to Shares deposited, fewer than all of the Shares deposited hereby. The undersigned understands that certificate(s) for any Shares not deposited or not purchased will be returned to the undersigned at the address indicated above, unless otherwise indicated in Box E “Special Payment Instructions” or Box F “Special Delivery Instructions”. The undersigned recognizes that DataMirror has no obligation, pursuant to the Special Payment Instructions, to transfer any certificates for Shares from the name of their registered owner.

      The undersigned understands that acceptance of Shares by DataMirror for payment will constitute a binding agreement between the undersigned and DataMirror, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.
      The undersigned understands that payment for Shares accepted for payment pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Shares with the Depositary, which will act as agent for the depositing Shareholders for the purpose of receiving payment from DataMirror and transmitting such payment to the depositing Shareholders. Receipt of payment by the Depositary will be deemed to constitute receipt of payment thereof by persons depositing Shares. Under no circumstances will interest accrue or be paid by DataMirror or the Depositary, regardless of any delay in making such payment or otherwise.
      The undersigned instructs DataMirror and the Depositary to issue the cheque, payable in Canadian funds, for the Purchase Price for such of the deposited Shares as are purchased to the order of the undersigned and mailed by first-class mail, postage prepaid, to the address indicated above unless otherwise indicated in Box E “Special Payment Instructions”, Box F “Special Delivery Instructions” or Box G “Hold for Pick-Up”.
      All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligations of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this deposit is irrevocable.
      If a share certificate has been lost, stolen or destroyed, this Letter of Transmittal, including Box K — “Lost, Stolen or Destroyed Certificates” should be completed as fully as possible and forwarded to the Depositary, together with a letter describing the loss, theft or destruction and providing a telephone number. The Depositary will respond with the replacement requirements, which includes certain additional documents that must be signed in order to obtain replacement certificate(s) and the payment of the required lost certificate fee.
      The undersigned agrees not to vote any of the Deposited Shares taken up and paid for under the Offer, or distributions on such Shares consisting of securities, at any meeting and not to exercise any of the other rights or privileges attaching to any of such Deposited Shares or distributions consisting of securities, or otherwise act with respect thereto. The undersigned agrees further to execute and deliver to DataMirror, provided not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of DataMirror, any and all instructions of proxy, authorization or consent, in form and on terms satisfactory to DataMirror, in respect of any such Deposited Shares or distributions consisting of securities. The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by DataMirror as the proxyholder of the undersigned in respect of such Deposited Shares or distributions consisting of securities.
      By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned and both of you shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigne, le soussigne et les destinataires sont presumes avoir requis que tout contrat atteste par l’offre et son acceptation par cette d’envoi, de meme que tous les documents qui s’y rapportent, soient rediges exclusivement en langue anglaise.

BOX A
TYPE OF TENDER

          Check only one box. If more than one box is checked or if no box is checked, all Shares identified above will be deemed to have been tendered by way of a Purchase Price Tender. Shares are being deposited hereby pursuant to (check one):

☐ An Auction Tender (Please complete Box B)	☐ A Purchase Price Tender (Please complete Box C)

BOX B
AUCTION TENDER
PRICE (IN CANADIAN DOLLARS) PER SHARE
AT WHICH SHARES ARE BEING DEPOSITED
This box MUST be completed if Shares are being deposited pursuant to an Auction Tender.

Check Only One Box. If more than one box is checked, there is no proper deposit of Shares. If you wish to deposit Shares at different prices you MUST submit a separate Letter of Transmittal for each such deposit.
(See Instruction 5)
☐	$8.50	☐	$9.10	☐	$9.70
☐	$8.60	☐	$9.20	☐	$9.80
☐	$8.70	☐	$9.30	☐	$9.90
☐	$8.80	☐	$9.40	☐	$10.00
☐	$8.90	☐	$9.50
☐	$9.00	☐	$9.60
U.S. Shareholders may wish to refer to the Canadian/U.S. dollar exchange rates in Section 1 of the Circular — “DataMirror Corporation — Financial Statement Presentation and Exchange Rate Data”.

BOX C
PURCHASE PRICE TENDER

This box MUST be completed if Shares are being deposited pursuant to a Purchase Price Tender.

The undersigned either (check one):

☐  is depositing Shares beneficially owned by the undersigned, or
☐ is a broker, dealer, bank, trust company or other nominee that is depositing, for the beneficial owners thereof, Shares with respect to which it is the owner of record (list attached)

BOX D
ODD LOTS
(See Instruction 7)
         To be completed ONLY if certificates for Shares are being deposited by or on behalf of persons owning beneficially an aggregate of fewer than 100 Shares as of the Expiration Date.
The undersigned either (check one):

☐	will be the beneficial owner of an aggregate of fewer than 100 Shares as of the Expiration Date, all of which are deposited, or

☐	is a broker, dealer, bank, commercial bank, trust company or other nominee that (i) is depositing, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 Shares as of the Expiration Date and is depositing all of such Shares.
BOX E
SPECIAL PAYMENT INSTRUCTIONS
(See Instructions 1, 4, 6 and 8)
         To be completed ONLY if certificates for Shares deposited but not purchased and/or the cheque for the purchase price of Shares purchased are to be issued in the name of someone other than the undersigned.
Issue:  ☐ cheque and/or             ☐ certificate(s) to:
Name

(Please Print)
Address

(Include Postal Code or Zip Code)

(Social Insurance No. or Tax Identification No. or Social Security No.)
(Recipients in U.S. to Complete Substitute Form W-9)

BOX F
SPECIAL DELIVERY INSTRUCTIONS
(See Instructions 1, 4, 6 and 8)
          To be completed ONLY if certificates for Shares deposited but not purchased and/or the cheque for the purchase price of Shares purchased are to be sent to someone other than the undersigned, or to the undersigned at an address other than that shown above.
Mail:  ☐                    cheque and/or                    ☐  certificate(s) to:
Name

(Please Print)
Address

(Include Postal Code or Zip Code)

BOX G
HOLD FOR PICK-UP

☐	Hold certificates and/or cheques for Shares for pick up

BOX H

☐	Check here if certificates for deposited Shares are being delivered pursuant to a notice of guaranteed delivery previously sent to the Depositary and complete the following:
Name(s) of Registered Owner(s):

Date of Execution of Notice of Guaranteed Delivery:

Name of Institution Which Guaranteed Delivery:

BOX I
SHAREHOLDER(S) SIGN HERE
(See Instructions 1 and 6)
         Must be signed by registered owner(s) exactly as name(s) appear(s) on certificate(s) or on a security position listing or by person(s) authorized to become registered owner(s) by certificate(s) and documents transmitted with this Letter of Transmittal. If signature is by attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or another acting in a fiduciary or representative capacity, please set forth the full title. See Instruction 6.
Authorized Signature:

Signature(s) of Shareholder
or authorized representative

Name(s):

(Please Print)
Capacity:
________________________________________________________________________________
Address:
________________________________________________________________________________

(Include Postal Code or Zip Code)
Area Code and Telephone Number:
________________________________________________________________________________
TIN; SSN; SIN:
________________________________________________________________________________ Shareholders must provide their Social Insurance No.; U.S. shareholders must provide their Taxpayer Identification No. or Social Security No. and complete Substitute Form W-9
Dated __________________________________________, 2005

BOX J
GUARANTEE OF SIGNATURE(S)
(See Instructions 1 and 6)
Authorized Signature:
________________________________________________________________________________

Name(s):

(Please Print)
Title:
________________________________________________________________________________
Name of Firm:
________________________________________________________________________________
Address:
________________________________________________________________________________

(Include Postal Code or Zip Code)
Area Code and Telephone Number:
________________________________________________________________________________
Dated __________________________________________, 2005

BOX K
LOST, STOLEN OR DESTROYED
CERTIFICATES
To be completed ONLY if certificates representing Shares being deposited have been lost, stolen or destroyed.
The undersigned either (check one):
☐ lost his or her certificate(s) representing Shares;
☐ had his or her certificate(s) representing Shares stolen; or
☐ had his or her certificate(s) representing Shares destroyed.
If a certificate representing Shares has been lost, stolen or destroyed, this Letter of Transmittal, including this Box K, must be completed as fully as possible and forwarded, together with a letter describing the loss, theft or destruction and providing a telephone number, to the Depositary. The Depositary will respond with the replacement requirements.
BENEFICIAL OWNERS OF SHARES

If the undersigned is a broker, dealer, bank, trust company or other nominee that is depositing for the beneficial owners thereof Shares of which it is the holder of record and the undersigned would prefer any calculation of the number of Shares to be taken up and paid for on a pro rata basis if the number of Shares tendered (or deemed to have been tendered) under the Offer exceeds the number to be purchased by DataMirror, to be made for each such beneficial owner individually on the basis of the Shareholder’s beneficial ownership of Shares tendered under the Offer, the undersigned must attach to this Letter of Transmittal a list identifying such beneficial owners and the beneficial ownership of Shares or their Shares tendered under the Offer, as the case may be.

☐ Beneficial Holders List Attached	☐ Check Here If Diskette to Follow

INSTRUCTIONS
Forming Part of the Terms of the Offer

1.	Guarantee of Signatures. No signature guarantee is required if:

(a)	this Letter of Transmittal is signed by the registered holder of the Shares exactly as the name of the registered holder appears on the certificate deposited with this Letter of Transmittal and payment and delivery are to be made directly to such registered holder and such registered holder has not completed either Box E “Special Payment Instructions” or Box F “Special Delivery Instructions” above; or

(b)	such Shares are deposited for the account of a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), whose members usually include members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States (each being referred to as an “Eligible Institution”).
      In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal by completing Box J “Guarantee of Signature(s)”. See Instruction 6.
2.   Delivery of Letter of Transmittal and Certificates — Guaranteed Delivery Procedures. This Letter of Transmittal is to be used if certificates are to be forwarded with it to the Depositary. Certificates for all physically deposited Shares together with a properly completed and duly executed Letter of Transmittal or facsimile thereof, and any other documents required by this Letter of Transmittal, should be mailed or delivered to the Depositary at the appropriate address set forth herein and must be received by the Depositary by the Expiration Date (as defined in the Offer to Purchase).
      Shareholders whose certificates are not immediately available or who cannot deliver certificates for Shares and all other required documents to the Depositary by the Expiration Date may deposit their Shares by or through any Eligible Institution by properly completing (including the type of deposit and, if applicable, the price at which the Shares are being deposited) and duly executing and delivering a Notice of Guaranteed Delivery (or facsimile of it) and by otherwise complying with the guaranteed delivery procedure set forth in Section 4 of the Offer to Purchase. Pursuant to such procedure, the certificates for all physically deposited Shares, as well as a properly completed and duly executed Letter of Transmittal and all other documents required by this Letter of Transmittal (or a manually executed photocopy thereof) must be received by the Depositary at its Toronto office within three business days after the Expiration Date.
      The Notice of Guaranteed Delivery may be hand delivered, couriered, mailed or transmitted by facsimile transmission to the Toronto office of the Depositary listed in the Notice of Guaranteed Delivery, and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. For Shares to be validly deposited pursuant to the guaranteed delivery procedure, the Depositary must receive the Notice of Guaranteed Delivery by the Expiration Date.
      The method of delivery of certificates representing Shares and all other required documents is at the option and risk of the depositing Shareholder. If certificates representing Shares are to be sent by mail, registered mail, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date. Delivery of a share certificate representing Shares will only be made upon actual receipt of such share certificate representing Shares by the Depositary.
      DataMirror will not purchase any fractional Shares, nor will it accept any alternative, conditional or contingent deposits except as specifically permitted by the Offer to Purchase. All depositing Shareholders, by execution of this Letter of Transmittal and delivery of it in the manner prescribed herein, waive any right to receive any notice of the acceptance of their deposit.
3.   Inadequate Space. If the space provided in the box captioned “Description of Shares Deposited” is inadequate, the certificate numbers and/or the number of Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.
4.   Partial Deposits and Unpurchased Shares. If fewer than all of the Shares evidenced by any certificate are to be deposited, fill in the number of Shares which are to be deposited in the column entitled “Number of Shares Deposited”. In such case, if any deposited Shares are purchased, a new certificate for the remainder of the

Shares evidenced by the old certificate(s) will be issued and sent to the registered holder, unless otherwise specified in Box E “Special Payment Instructions” or Box F “Special Delivery Instructions” on this Letter of Transmittal, as soon as practicable after the Expiration Date. All Shares represented by the certificate(s) listed and delivered to the Depositary are deemed to have been deposited unless otherwise indicated.
5.   (a)   Indication of Type of Tender. To deposit shares, the Shareholder must complete Box A “Type of Tender” on this Letter of Transmittal or, if applicable, on the Notice of Guaranteed Delivery indicating whether he or she is tendering Shares pursuant to an Auction Tender or a Purchase Price Tender. Only one box may be checked. If more than one box is checked or if no box is checked, all Shares identified above will be deemed to have been tendered by way of a Purchase Price Tender. The same Shares cannot be deposited (unless previously properly withdrawn as provided in Section 5 of the Offer to Purchase) pursuant to both an Auction Tender and a Purchase Price Tender, or pursuant to Auction Tenders at more than one price. However, if a Shareholder desires to deposit Shares in separate lots at a different type of tender for each lot, such Shareholder must complete a separate Letter of Transmittal or, if applicable, Notice of Guaranteed Delivery for each lot which the Shareholder is depositing.
      (b)   Indication of Price at Which Shares Are Being Deposited. For Shares to be properly deposited pursuant to an Auction Tender the Shareholder must complete Box B “Auction Tender” on this Letter of Transmittal indicating the price per Share in Canadian dollars at which he or she is depositing Shares. A Shareholder wishing to deposit portions of his or her Shares pursuant to Auction Tenders at different prices must complete a separate Letter of Transmittal for each price at which he or she wishes to deposit each such portion of his or her Shares. The same Shares cannot be deposited (unless previously properly withdrawn as provided in Section 5 of the Offer to Purchase) pursuant to Auction Tenders at more than one price. No price can be specified by Shareholders making a Purchase Price Tender.
6.   Signatures on Letter of Transmittal, Stock Transfer Powers and Endorsements.

(a)	If this Letter of Transmittal is signed by the registered holder(s) of the Shares deposited hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate without any change whatsoever.

(b)	If the Shares are registered in the names of two or more joint owners, each such owner must sign this Letter of Transmittal.

(c)	If any deposited Shares are registered in different names on several certificates, it will be necessary to complete, sign, and submit as many separate Letters of Transmittal (or facsimile of it) as there are different registrations of certificates.

(d)	When this Letter of Transmittal is signed by the registered holder(s) of the Shares deposited and transmitted hereby, no endorsements of certificate(s) representing such Shares or separate stock transfer powers are required unless payment is to be made, or the certificates for Shares deposited but not purchased are to be issued, to a person other than the registered holder(s). Any signature(s) required on such certificates or stock transfer powers must be guaranteed by an Eligible Institution. If this Letter of Transmittal is signed by a person other than the registered holder of the certificate(s) listed, however, the certificates must be endorsed or accompanied by appropriate stock transfer powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the certificate, and signatures on such certificate(s) or stock transfer power(s) must be guaranteed by an Eligible Institution. See Instruction 1.

(e)	If this Letter of Transmittal or any certificates or stock transfer powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to DataMirror of their authority so to act.
7.    Odd Lots. As described in Section 3 of the Offer to Purchase, if DataMirror is to purchase less than all Shares deposited by the Expiration Date, the Shares purchased first will consist of all Shares so deposited by any shareholder who will own beneficially, as of the Expiration Date, an aggregate of fewer than 100 Shares and who deposits all of his or her Shares under Auction Tenders at or below the Purchase Price or under Purchase Price Tenders. This preference will not be available unless Box D “Odd Lots” is completed.
8.    Special Payment and Delivery Instructions. If certificates for Shares deposited but not purchased and/or cheques are to be issued in the name of a person other than the signer of this Letter of Transmittal or if such certificates and/or cheques are to be sent to someone other than the signer of this Letter of Transmittal or to the signer at a different address, Box E “Special Payment Instructions” and/or Box F “Special Delivery Instructions” on this Letter of Transmittal must be completed. If a cheque evidencing payment for Shares deposited is to be held by the Depositary for pick-up by the undersigned or any person designated by the undersigned in writing, Box G “Hold for Pick-Up” on this Letter of Transmittal must be completed.
9.   Irregularities. All questions as to the number of Shares to be accepted, the price to be paid therefor, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Shares will be determined by DataMirror, in its sole discretion, which determination shall be final and binding on all parties. DataMirror reserves the absolute right to reject any deposits of Shares determined by it not to be in proper form or completed in accordance with the instructions in the Offer and in this Letter of Transmittal or the acceptance for payment of or payment for which may, in the opinion of DataMirror’s counsel, be unlawful. DataMirror also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the deposit of any particular Shares and DataMirror’s interpretation of the terms of the Offer (including the instructions in the Offer and this Letter of Transmittal) will be final and binding on all parties. No individual deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with deposits must be cured within such time as DataMirror shall determine. None of DataMirror, the Dealer Managers, the Depositary nor any other person is or will be obligated to give notice of defects or irregularities in deposits, nor shall any of them incur any liability for failure to give any such notice. DataMirror’s interpretation of the terms and conditions of the Offer (including this Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding.
10.   Questions and Requests for Assistance and Additional Copies. Questions and requests for assistance and additional copies of the Offer to Purchase, the Notice of Guaranteed Delivery and this Letter of Transmittal may be directed to the Depositary or the Dealer Managers at their respective addresses and telephone and facsimile numbers set forth on the back cover of the Offer to Purchase or from your broker, dealer, commercial bank, or trust company.
11. Substitute Form W-9. Each U.S. Shareholder depositing Shares to the Depositary is required to provide the Depositary with a correct U.S. taxpayer identification number (“TIN”), which is generally the shareholder’s social security or federal employer identification number, and with certain other information, on Substitute Form W-9, which is provided below. Failure to provide the information on this form may subject the depositing shareholder to a US$50 penalty imposed by the U.S. Internal Revenue Service and/or back-up withholding imposed by the Internal Revenue Service (the “IRS”). For information respecting Canadian withholding tax on payments to non-residents of Canada see Section 14 of the Circular — “Certain Canadian Federal Income Tax Considerations”. U.S. shareholders should also see “Important U.S. Tax Information for U.S. Holders” below.
12. Governing Law. The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.
13. Privacy Notice. The Depositary has a Privacy Statement that is available at www.CIBCMellon.com or in writing or by telephone using the telephone number and address provided above in this Letter of Transmittal.
      IMPORTANT: This Letter of Transmittal or manually signed photocopy of it (together with certificates for Shares and all other required documents) or the Notice of Guaranteed Delivery must be received by the Depositary on or before the Expiration Date. This is a summary only of certain U.S. tax considerations. Shareholders should consult with their tax advisors regarding the tax consequences with respect to their particular circumstances.
IMPORTANT U.S. TAX INFORMATION FOR U.S. HOLDERS
      In order to avoid backup withholding of U.S. federal income tax on payments pursuant to the Offer, a U.S. shareholder tendering Shares must, unless an exemption applies, provide the Depositary with such shareholder’s TIN, certify under penalties of perjury that such TIN is correct, and provide certain other certifications by completing the Substitute Form W-9 included in this Letter of Transmittal. If a shareholder does not provide such shareholder’s correct TIN or fails to provide the required certifications, the IRS may impose a penalty of $50 on such shareholder and payment to such shareholder pursuant to the Offer may be subject to backup withholding currently at a rate of 28%. All U.S. shareholders tendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to DataMirror and the Depositary).

      Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the shareholder upon filing a U.S. federal income tax return.
      The tendering shareholder is required to give the Depositary the TIN (i.e., social security number or employer identification number) of the record holder of the Shares. If the Shares are held in more than one name or are not registered in the name of the actual owner, consult the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for additional guidance on which number to report.
      Certain shareholders (including, among others, corporations, individual retirement accounts and certain foreign individuals and entities) are not subject to backup withholding but may be required to provide evidence of their exemption from backup withholding. Exempt U.S. shareholders should indicate their exempt status on the Substitute Form W-9. See the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” for more instructions. Shareholders are urged to consult their tax advisors to determine whether they are exempt from these backup withholding and reporting requirements.

TO BE COMPLETED BY TENDERING SHAREHOLDERS THAT ARE U.S. PERSONS
(INCLUDING U.S. RESIDENT ALIENS)
(See “Guidelines for Certification of TIN on Substitute Form W-9” below)

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service	Please fill out your name and address below: Name: Address (Number and street):

City, State and Zip Code:

Payer’s Request for Taxpayer Identification Number (TIN)	Part 1 — PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW	Social Security Number OR Employer Identification Number

Part 2 — CERTIFICATION — UNDER PENALTIES OF PERJURY, I CERTIFY THAT:
(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me) and
	(2) I am not subject to backup withholding either because (a) I am exempt from backup withholding; or (b) I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of failure to report all interest and dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.	Part 3 — Awaiting TIN ☐ Exempt ☐

CERTIFICATION INSTRUCTIONS — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of under-reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2). If you are exempt from backup withholding, check the applicable box in Part 3.

SIGNATURE	DATE

NAME (Please Print)

ADDRESS (Number and street)

City, State and Zip Code

NOTE:	FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28 PERCENT OF ANY PAYMENT MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

TENDERING SHAREHOLDERS MUST COMPLETE THE FOLLOWING CERTIFICATE IF THEY CHECKED THE APPLICABLE BOX IN PART 3 OF SUBSTITUTE FORM W-9.
CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
          I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to the payor by the time of payment, 28% of all reportable payments made to me will be withheld until I provide a number and that, if I do not provide my taxpayer identification number within 60 days, such retained amounts shall be remitted to the IRS as backup withholding.

Signature	Date

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9
Guidelines for Determining the Proper Identification Number to Give the Payer. Social Security numbers have nine digits separated by two hyphens, i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

For this type of account:
Give the
SOCIAL SECURITY
number of

1.	An individual’s account	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, any one of the individuals(1)
3.	Husband and wife (joint account)	The actual owner of the account or, if joint funds, either person(1)
4.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
5.	Adult and minor (joint account)	The adult or, if the minor is the only contributor, the minor(1)
6.	Account in the name of guardian or committee for a designated ward, minor, or incompetent person	The ward, minor or incompetent person(3)
7.	a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
	b. So-called trust account that is not a legal or valid trust under State law	The actual owner(1)
8.	Sole proprietorship account	The owner(4)
9.	A valid trust, estate, or pension trust	The legal entity (Do not furnish the identifying number or the personal representative or trustee unless the legal entity itself is not designated in the account title)(5)
10.	Corporate account	The corporation
11.	Religious, charitable, or educational organization account	The organization
12.	Partnership account held in the name of the business	The partnership
13.	Association, club or other tax- exempt organization	The organization
14.	A broker or registered nominee	The broker or nominee
15.	Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district, or person) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish.
(2)	Circle the minor’s name and furnish the minor’s Social Security number.
(3)	Circle the ward’s, minor’s or incompetent person’s name and furnish such person’s Social Security number.
(4)	Show the name of the owner.
(5)	List first and circle the name of the legal trust, estate or pension trust.

Note:	If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9
Obtain a Number
If you don’t have a taxpayer identification number or you don’t know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.
Payees Exempt from Backup Withholding
Payees specifically exempted from backup withholding on ALL payments include the following:

•	A corporation.
•	A financial institution.
•	An organization exempt from tax under section 501(a), or an individual retirement plan.
•	The United States or any agency or instrumentality thereof.
•	A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.
•	A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.
•	An international organization or any agency or instrumentality thereof.
•	A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.
•	A real estate investment trust.
•	A common trust fund operated by a bank under section 584(a).
•	An exempt charitable remainder trust, or a non-exempt trust described in section 4947(a)(1).
•	An entity registered at all times under the Investment Company Act of 1940.
•	A foreign central bank of issue.
  Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

•	Payments to nonresident aliens subject to withholding under section 1441.
•	Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.
•	Payments of patronage dividends where the amount renewed is not paid in money.
•	Payments made by certain foreign organizations.
  Payments of interest not generally subject to backup withholding include the following:

•	Payments of interest on obligations issued by individuals. Note:You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer’s trade or business and you have not provided your correct taxpayer identification number to the payer.
•	Payments of tax-exempt interest (including exempt-interest dividends under section 852).
•	Payments described in section 6049(b)(5) to non-resident aliens.
•	Payments on tax-free covenant bonds under section 1451.
•	Payments made by certain foreign organizations.
•	Payments made to a nominee.
Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE SUBSTITUTE FORM W-9 WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.
  Certain payments other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(a), 6045 and 6050A.
Privacy Act Notice. — Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payee. Certain penalties may also apply.
Penalties
(1) Penalty for Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
(2) Civil Penalty for False Information with Respect to Withholding. — If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.
(3) Criminal Penalty for Falsifying Information. — Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.
(4) Failure to Report Certain Dividend and Interest Payments. — If you fail to include any portion of an includible payment for interest, dividends or patronage dividends in gross income and such failure is due to negligence, a penalty of 20% is imposed on any portion of an underpayment attributable to that failure.
FOR ADDITIONAL INFORMATION CONTACT YOUR TAX
CONSULTANT OR THE INTERNAL REVENUE SERVICE.

Document 3

THIS IS NOT A LETTER OF TRANSMITTAL
NOTICE OF GUARANTEED DELIVERY
for
Deposit of Common Shares
of
DataMirror Corporation
         As set forth in Section 4 of the Offer to Purchase (as defined below), this form or one substantially equivalent hereto must be used to deposit common shares (the “Shares”) of DataMirror Corporation (“DataMirror”) pursuant to the Offer to Purchase (as defined below) if certificates for Shares are not immediately available or time will not permit all documents required by the Letter of Transmittal to reach the Depositary by the Expiration Date (as defined in the Offer to Purchase). Such form may be hand delivered, couriered, mailed or transmitted by facsimile transmission to the Toronto office of the Depositary set forth below. See Section 4 of the Offer to Purchase.
TO:       DATAMIRROR CORPORATION
AND TO: CIBC MELLON TRUST COMPANY, as Depositary

By Mail	By Hand, Registered Mail or by Courier:
P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4 Attention: Corporate Actions	199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5J 1G9 Attn: Courier Window
CIBC MELLON TRUST COMPANY
Fax: (416) 643-3148
      Delivery of this Notice of Guaranteed Delivery to any address or transmission of instructions via a facsimile number other than as set forth above does not constitute a valid delivery.
      This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear on the applicable space on the Letter of Transmittal.
      The undersigned hereby deposits to DataMirror the Shares indicated below pursuant to the guaranteed delivery procedure as set forth in Section 4 of the Offer to Purchase dated February 11, 2005 (the “Offer to Purchase”), receipt of which is hereby acknowledged, in the manner indicated below and pursuant to an Auction Tender) (as defined in the Offer to Purchase) at the price per Share indicated below or pursuant to a Purchase Price Tender (as defined in the Offer to Purchase) upon the terms and subject to the conditions set forth in the Offer to Purchase, including the provisions relating to proration described therein.

Name and Address of Shareholder
Certificate Number(s) — If Available	Number of Shares	(please print)

DO NOT SEND SHARE CERTIFICATES WITH THIS FORM
      The Institution which completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for Shares to the Depositary within the time period shown herein. Failure to do so could result in a financial loss to such institution.
GUARANTEE
(Not to be used for signature guarantee)
          The undersigned, a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member firm of a recognized stock exchange in Canada or a U.S. financial institution (including most U.S. banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program (STAMP), the New York Stock Exchange Medallion Signature Program (MSP) or the Stock Exchanges Medallion Program (SEMP) guarantees to deliver to the Depositary at its address set forth above the certificate(s) representing the Shares deposited hereby, in proper form for transfer, with delivery of a properly completed and duly executed Letter of Transmittal (or manually signed photocopy thereof) and any other required documents, on or before 5:00 pm, Toronto Time, on the third trading day after the Expiration Date. As used herein, a “Trading Day” means a day on which trading occurs on the Toronto Stock Exchange.

Name of Firm	Authorized Signature

Address of Firm	Name

(Please type or print)

Dated -------------------------------------------------- , 2005

Postal Code or Zip Code

Area Code and Tel. No.

BOX A
TYPE OF TENDER
          Check only one box. If more than one box is checked or if no box is checked, all Shares identified above will be deemed to have been tendered by way of a Purchase Price Tender. Shares are being deposited hereby pursuant to (check one):

☐ An Auction Tender (Please complete Box B)	☐ A Purchase Price Tender (Please complete Box C)

BOX B
AUCTION TENDER
PRICE (IN CANADIAN DOLLARS) PER SHARE
AT WHICH SHARES ARE BEING DEPOSITED
This box MUST be completed if Shares are being deposited pursuant to an Auction Tender.

Check Only One Box. If more than one box is checked, there is no proper deposit of Shares. If you wish to deposit Shares at different prices you MUST submit a separate Notice of Guaranteed Delivery for each such deposit. (See Instruction 5 of the Letter of Transmittal)
☐	$8.50	☐	$9.10	☐	$9.70
☐	$8.60	☐	$9.20	☐	$9.80
☐	$8.70	☐	$9.30	☐	$9.90
☐	$8.80	☐	$9.40	☐	$10.00
☐	$8.90	☐	$9.50
☐	$9.00	☐	$9.60

BOX C
PURCHASE PRICE TENDER

This box MUST be completed if Shares are being deposited pursuant to a Purchase Price Tender.

The undersigned either (check one):

☐  is depositing Shares beneficially owned by the undersigned, or
☐ is a broker, dealer, bank, trust company or other nominee that is depositing, for the beneficial owners thereof, Shares with respect to which it is the owner of record (list attached)

BOX D
ODD LOTS
(See Instruction 7 of Letter of Transmittal)
         To be completed ONLY if certificates for Shares are being deposited by or on behalf of persons owning beneficially an aggregate of fewer than 100 Shares as of the Expiration Date.
The undersigned either (check one):

☐	will be the beneficial owner of an aggregate of fewer than 100 Shares as of the Expiration Date, all of which are deposited, or

☐	is a broker, dealer, bank, commercial bank, trust company or other nominee that (i) is depositing, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 Shares as of the Expiration Date and is depositing all of such Shares.

Dated:

Telephone:

Name:

Signature:

PART II

INFORMATION NOT REQUIRED TO BE
SENT TO SHAREHOLDERS

     The following exhibits have been filed or incorporated by reference as part of this Schedule:

Exhibit
Number	Description
1.1	Press Release dated February 7, 2005 announcing the bid. (1)
2.1	Form 20-F/A, dated June 1, 2004, for the year ended January 31, 2004.(2)
2.2	Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended January 31, 2004. (3)
2.3	Management Proxy Circular dated April 30, 2004 regarding DataMirror’s annual meeting of shareholders, excluding the sections “Composition of Compensation Committee”, “Report on Executive Compensation”, “Performance Graph”, and “Statement of Corporate Governance Practices”.(3)
2.4	Comparative unaudited consolidated financial statements for the three- and nine-month periods ended October 31, 2004. (4)
2.5	Management Discussion and Analysis of Financial Condition and Results of Operations for the three- and nine-month periods ended October 31, 2004. (4)
2.6	Comparative unaudited consolidated financial statements for the three- and six-month periods ended July 31, 2004. (5)
2.7	Management Discussion and Analysis of Financial Condition and Results of Operations for the three- and six-month periods ended July 31, 2004. (5)
2.8	Comparative unaudited consolidated financial statements for the three month period ended April 30, 2004. (6)
2.9	Management Discussion and Analysis of Financial Condition and Results of Operations for the three month period ended April 30, 2004. (6)
2.10	Material Change Report of the Registrant, dated May 10, 2004. (7)
2.11	Material Change Report of the Registrant, dated May 14, 2004. (8)
2.12	Press Release of the Registrant, dated November 23, 2004. (9)
2.13	MRRS Decision Document, dated February 11, 2005

[1]	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on February 7, 2005.

[2]	Previously filed with the Commission on June 1, 2004.

[3]	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on May 18, 2004.

[4]	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on December 20, 2004.

[5]	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on September 16, 2004.

[6]	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on June 15, 2004.

[7]	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on May 11, 2004.

[8]	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on May 17, 2004.

[9]	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on November 24, 2004.

II - 1

PART III

UNDERTAKING AND CONSENT TO
SERVICE OF PROCESS

Item 1. Undertakings.

     (a) The Issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

     (b) The Issuer also undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses in Canada, information regarding purchases of the issuer’s securities in connection with the cash tender covered by this schedule. Such information shall be set forth in amendments to this Schedule.

Item 2. Consent to Service of Process.

     (a) Concurrently with the filing of this Schedule, the Issuer is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

     (b) Any change to the name or address of the issuer’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referring the file number of the issuer.

III - 1

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Peter Cauley
Peter Cauley
Vice President, Finance and Chief Financial Officer

Date: February 11, 2005

EXHIBIT INDEX

     The following exhibits have been filed or incorporated by reference as part of this Schedule:

Exhibit
Number	Description
1.1	Press Release dated February 7, 2005 announcing the bid. (1)
2.1	Form 20-F/A, dated June 1, 2004, for the year ended January 31, 2004.(2)
2.2	Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended January 31, 2004. (3)
2.3	Management Proxy Circular dated April 30, 2004 regarding DataMirror’s annual meeting of shareholders, excluding the sections “Composition of Compensation Committee”, “Report on Executive Compensation”, “Performance Graph”, and “Statement of Corporate Governance Practices”.(3)
2.4	Comparative unaudited consolidated financial statements for the three- and nine-month periods ended October 31, 2004. (4)
2.5	Management Discussion and Analysis of Financial Condition and Results of Operations for the three- and nine-month periods ended October 31, 2004. (4)
2.6	Comparative unaudited consolidated financial statements for the three- and six-month periods ended July 31, 2004. (5)
2.7	Management Discussion and Analysis of Financial Condition and Results of Operations for the three- and six-month periods ended July 31, 2004. (5)
2.8	Comparative unaudited consolidated financial statements for the three month period ended April 30, 2004. (6)
2.9	Management Discussion and Analysis of Financial Condition and Results of Operations for the three month period ended April 30, 2004. (6)
2.10	Material Change Report of the Registrant, dated May 10, 2004. (7)
2.11	Material Change Report of the Registrant, dated May 14, 2004. (8)
2.12	Press Release of the Registrant, dated November 23, 2004. (9)
2.13	MRRS Decision Document, dated February 11, 2005

[1]	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on February 7, 2005.

[2]	Previously filed with the Commission on June 1, 2004.

[3]	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on May 18, 2004.

[4]	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on December 20, 2004.

[5]	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on September 16, 2004.

[6]	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on June 15, 2004.

[7]	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on May 11, 2004.

[8]	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on May 17, 2004.

[9]	Incorporated by reference to the Registrant’s Report on Form 6-K, furnished to the Commission on November 24, 2004.